FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2025

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
9M and Q3 2025 results

 6 November 2025

AstraZeneca results: 9M and Q3 2025

Continued strong commercial performance and unprecedented pipeline delivery in the year to date

Revenue and EPS summary

	9M 2025	% Change		Q3 2025	% Change
	$m	Actual	CER1	$m	Actual	CER
- Product Sales	41,035	9	9	14,365	11	9
- Alliance Revenue	2,108	41	41	815	46	44
Product Revenue2	43,143	10	11	15,180	12	11
Collaboration Revenue	93	(14)	(15)	11	(81)	(82)
Total Revenue	43,236	10	11	15,191	12	10
Reported EPS ($)	5.10	43	42	1.64	77	70
Core3 EPS ($)	7.04	15	15	2.38	14	12

Key performance elements for 9M 2025

(Growth numbers at constant exchange rates)

●
Total Revenue up 11% to $43,236m, driven by growth in all Therapy Areas, including 16% growth in Oncology and 13% growth in R&I
●
Growth in Total Revenue across all major geographic regions
●
Core Operating profit increased 13%
●
Core EPS increased 15% to $7.04
●
16 positive Phase III readouts and 31 approvals in major regions

Pascal Soriot, Chief Executive Officer, AstraZeneca, said:

"The strong underlying momentum across our business through the first nine months of the year sets us up well to sustain growth through 2026 and has us on track to deliver our 2030 ambition.

Across our pipeline we have announced an unprecedented 16 positive Phase III trials this year, with four since our previous results including high-impact readouts for baxdrostat in hypertension and Enhertu and Datroway in breast cancer.

We are also delivering on our strategy to strengthen our operations in the United States to power our growth. This includes a historic agreement with the US government to lower the cost of medicines for American patients, and broadening our US manufacturing footprint having broken ground at our new $4.5bn Virginia manufacturing facility in October."

Guidance

AstraZeneca reiterates its Total Revenue and Core EPS guidance4 for FY 2025 at CER, based on the average foreign exchange rates through 2024.

Total Revenue is expected to increase by a high single-digit percentage
Core EPS is expected to increase by a low double-digit percentage

The Core Tax rate is expected to be between 18-22%

If foreign exchange rates for October 2025 to December 2025 were to remain at the average rates seen in September 2025, it is anticipated that FY 2025 Total Revenue growth and Core EPS growth would be broadly similar to the growth at CER (unchanged from the previous guidance).

http://www.rns-pdf.londonstockexchange.com/rns/3923G_1-2025-11-5.pdf

Results highlights

Table 1. Milestones achieved since the prior results announcement

Phase III and other registrational data readouts

Medicine	Trial	Indication	Event
Enhertu	DESTINY-Breast05	High-risk HER2+ early breast cancer (post-neoadjuvant)	Primary endpoint met
Datroway	TROPION-Breast02	1L TNBC for patients where IO is not an option	Dual primary endpoints met
Imfinzi	MATTERHORN	Resectable gastric/GEJ cancer	Secondary endpoint met (OS)
baxdrostat	Bax24	Treatment resistant hypertension	Primary endpoint met
Fasenra	RESOLUTE	COPD	Primary endpoint not met
Saphnelo	TULIP-SC	SLE (subcutaneous)	Primary endpoint met

Regulatory approvals

Medicine	Trial	Indication	Region
Calquence	ECHO	1L MCL	JP
Calquence	ACE-LY-004	Relapsed/refractory MCL	JP
Datroway	TROPION-Breast01	HR+ HER2- mBC	CN
Enhertu	DESTINY-Breast06	CTx naïve HER2-low and -ultralow mBC	JP
Imfinzi	NIAGARA	Bladder cancer	JP
Imfinzi	AEGEAN	Resectable NSCLC	JP
Lynparza	PROpel	BRCAm mCRPC	CN
Tezspire	WAYPOINT	Chronic rhinosinusitis with nasal polyps	US, EU
Koselugo	KOMET	Adult neurofibromatosis type 1	JP, EU
Ultomiris	CHAMPION-NMOSD	NMOSD	CN

Regulatory submissions or acceptances* in major regions

Medicine	Trial	Indication	Region
Enhertu	DESTINY-PanTumour02	Previously treated HER2+ solid tumours	EU
Enhertu	DESTINY-Gastric04	2L HER2+ gastric/GEJ cancer	EU
Enhertu	DESTINY-Breast09	1L HER2+ mBC	US, JP, CN
Enhertu	DESTINY-Breast11	Neoadjuvant HER2+ Stage II or III breast cancer	US, CN
Imfinzi	MATTERHORN	Resectable early-stage gastric and GEJ cancers	EU, JP
Imfinzi	POTOMAC	High-risk non-muscle invasive bladder cancer	US, EU, JP
Truqap	CAPItello-281	PTEN-deficient metastatic hormone-sensitive prostate cancer	US, EU
Breztri	KALOS/LOGOS	Uncontrolled asthma	US, EU, JP, CN
Fasenra	NATRON	HES	US, EU, JP, CN
Saphnelo	TULIP-SC	SLE (subcutaneous)	US, EU, JP
Saphnelo	TULIP-1/2, AZALEA	SLE	CN
gefurulimab	PREVAIL	Generalised myasthenia gravis	JP

* US, EU and China regulatory submissions denotes filing acceptance

Other pipeline updates

For recent trial starts and anticipated timings of key trial readouts, please refer to the Clinical Trials Appendix, available on www.astrazeneca.com/investor-relations.html.

Table 2: Key elements of financial performance: Q3 2025

For the quarter	Reported	Change		Core	Change
ended 30 September	$m	Act	CER	$m	Act	CER
Product Revenue	15,180	12	11	15,180	12	11	∗See Tables 3, 27 and 28 for medicine details of Product Revenue, Product Sales and Alliance Revenue
Collaboration Revenue	11	(81)	(82)	11	(81)	(82)	∗See Tables 4 and 29 for details of Collaboration Revenue
Total Revenue	15,191	12	10	15,191	12	10	∗See Tables 5 and 6 for Total Revenue by Therapy Area and by region
Gross Margin (%)	82	+4pp	+4pp	82	-	-
∗Variations in Gross Margin can be expected between periods due to various factors, including fluctuations in foreign exchange rates, product seasonality and Collaboration Revenue
∗See 'Reporting changes' below for the definition of Gross Margin5

R&D expense	3,663	18	16	3,550	16	14
∗Core R&D: 23% of Total Revenue
+ Accelerated recruitment year-to-date in ongoing trials
+ Investments in transformative technologies such as IO bispecifics, cell therapy and radioconjugates
+ Positive data read-outs for high-value pipeline opportunities that have ungated large late-stage trials
+ Addition of R&D projects from business development

SG&A expense	5,085	(1)	(3)	3,822	6	4	∗Core SG&A: 25% of Total Revenue
Other operating income and expense6	89	>3x	>3x	96	>3x	>3x
Operating Profit	3,583	70	64	4,993	16	13
Operating Margin (%)	24	+8pp	+8pp	33	+1pp	+1pp
Net finance expense	349	27	25	305	(7)	(9)	− Reduction in Core driven by lower short-term borrowing during the quarter + Reported expense in Q3 2024 included a favourable fair value adjustment
Tax rate (%)	22	-	-	21	+2pp	+2pp	∗Variations in the tax rate can be expected between periods
EPS ($)	1.64	77	70	2.38	14	12

For monetary values the unit of change is percent. For Gross Margin, Operating Margin and Tax rate, the unit of change is percentage points (pp).
In the expense commentary above, the plus and minus symbols denote the directional impact of the item being discussed, e.g. a '+' symbol beside an R&D expense comment indicates that the item increased R&D expenditure relative to the prior year period.

Corporate and business development

Listing harmonisation

As announced on 29 September 2025 and approved by shareholders on 3 November 2025, AstraZeneca will harmonise its share listing structure to deliver a global listing for global investors in a global company. It is expected that AstraZeneca shareholders will be able to trade their interests in AstraZeneca ordinary shares across the London Stock Exchange, Nasdaq Stockholm and the New York Stock Exchange from 2 February 2026. For further details, see the Circular containing details of the Harmonised Listing Structure.

US investment plans
In October 2025, AstraZeneca announced having broken ground on its $4.5bn manufacturing facility in Rivanna Futures, Albemarle County, Virginia. This is part of the Company's plans to invest $50bn in US manufacturing and R&D by 2030, announced in July 2025.

The Virginia plant is expected to create approximately 3,600 direct and indirect jobs. It will produce drug substance for AstraZeneca's weight management and metabolic portfolio, including oral GLP-1 (AZD5004), baxdrostat, oral PCSK9 (laroprovstat) and combination small molecule products, and also antibody drug conjugates for the Oncology portfolio.

Agreement with US Government

In October 2025, AstraZeneca announced a historic agreement with the US administration to lower the cost of prescription medicines for American patients. The Company voluntarily agreed to a range of measures which will enable American patients to access medicines at prices that are equalised with those available in wealthy countries.

As part of the agreement, AstraZeneca will provide Direct-to-Consumer sales to eligible patients with prescriptions for select products for chronic diseases.

AstraZeneca has also reached an agreement with the US Department of Commerce to delay Section 232 tariffs for three years, enabling the Company to fully onshore medicines manufacturing so that all of its medicines sold in America are made in America.

SixPeaks

On 22 October 2025, AstraZeneca, by exercise of an option, completed the acquisition of the remaining share capital of SixPeaks Bio AG (SixPeaks), following an initial investment of $15m made in Q2 2024. $170m was paid on closing, $30m to be paid after two years and up to a further $100m is payable on achievement of regulatory milestones. SixPeaks is investigating potential therapies for weight-management with the aim of preserving lean muscle mass.

Agreement with Merck on Koselugo

In August 2025, the contractual arrangements between AstraZeneca and Merck & Co., Inc., (Merck; known as MSD outside of the US and Canada) were updated and simplified relating to the global development and commercialisation of Koselugo, an oral, selective MEK inhibitor. Under the updated arrangements AstraZeneca will fully recognise the costs, revenues and profits of Koselugo globally. Merck received an upfront payment of $150 million and will receive deferred payments totalling up to $400m. In addition, Merck is eligible to receive up to $175m in potential approval milestones and up to $235m in sales milestone payments, plus single-digit royalties based on net sales. Prior to the updated arrangements, AstraZeneca fully recognised the revenues of Koselugo but shared equally pre-tax profits and losses of the product with Merck.

Sustainability highlights

For the third consecutive year, TIME Magazine recognised AstraZeneca as one of the World's Best Companies with the Company ranking at 43 out of 1,000 global companies and as the top pharmaceutical company in terms of sustainability transparency.

Reporting calendar

The Company intends to publish its FY and Q4 2025 results on 10 February 2026.

Conference call

A conference call and webcast for investors and analysts will begin today, 6 November 2025, at 13:00 UK time. Details can be accessed via astrazeneca.com.

Reporting changes since FY 2024

Product Revenue

Effective 1 January 2025, the Group has updated the presentation of Total Revenue on the face of the Statement of Comprehensive Income to include a new subtotal 'Product Revenue' representing the summation of Product Sales and Alliance Revenue.

Product Revenue and Collaboration Revenue form Total Revenue.

Product Sales and Alliance Revenue will continue to be presented separately, with the new subtotal providing additional aggregation of revenue types with similar characteristics, reflecting the growing importance of Alliance Revenue.

Full descriptions of Product Sales, Alliance Revenue and Collaboration Revenue are included from page 152 of the Group's Annual Report and Form 20-F Information 2024.

Gross Margin

Effective 1 January 2025, the Group has replaced the measure of 'Product Sales Gross Margin' with the measure of 'Gross Margin'. Previously, the measure excluded margin related to Alliance Revenue and Collaboration Revenue. The new measure is calculated using Gross profit as a percentage of Total Revenue, thereby encompassing all revenue categories, and is intended to provide a more comprehensive measure of total performance.

Notes

1.  Constant exchange rates. The differences between Actual Change and CER Change are due to foreign exchange movements between periods in 2025 vs. 2024. CER financial measures are not accounted for according to generally accepted accounting principles (GAAP) because they remove the effects of currency movements from Reported results.

2.  Effective 1 January 2025, the Group has updated its presentation of Total Revenue, adding a new subtotal of Product Revenue, the sum of Product Sales and Alliance Revenue. For further details, see Note 1: 'Basis of preparation and accounting policies' in the Notes to the Interim Financial Statements.

3. Core financial measures are adjusted to exclude certain items. The differences between Reported and Core measures are primarily due to costs relating to the amortisation of intangibles, impairments, legal settlements and restructuring charges. A full reconciliation between Reported EPS and Core EPS is provided in Tables 9 and 10 in the Financial Performance section of this document.

4. The Company is unable to provide guidance on a Reported basis because it cannot reliably forecast material elements of the Reported results, including any fair value adjustments arising on acquisition-related liabilities, intangible asset impairment charges and legal settlement provisions. Please refer to the cautionary statements section regarding forward-looking statements at the end of this announcement.

5.  Effective 1 January 2025, the Group has updated its presentation of Gross Margin. For further details, see Note 1: 'Basis of preparation and accounting policies' in the Notes to the Interim Financial Statements.

6.  Income from disposals of assets and businesses, where the Group does not retain a significant ongoing economic interest, is recorded in Other operating income and expense in the Group's financial statements.

Revenue drivers

Table 3: Product Revenue by medicine

	9M 2025		% Change		Q3 2025		% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
Tagrisso	5,352	12	10	10	1,864	12	11	10
Imfinzi	4,317	10	25	25	1,601	11	33	31
Calquence	2,551	6	10	10	916	6	13	11
Lynparza	2,401	6	8	7	837	6	7	5
Enhertu	1,976	5	37	38	714	5	40	39
Zoladex	884	2	5	6	296	2	7	6
Truqap	495	1	85	85	193	1	55	54
Imjudo	253	1	22	21	84	1	16	14
Datroway	38	-	n/m	n/m	24	-	n/m	n/m
Other Oncology	323	1	(10)	(9)	107	1	(9)	(10)
Oncology Product Revenue	18,590	43	16	16	6,636	44	19	18
Farxiga	6,345	15	11	11	2,135	14	10	8
Crestor	942	2	5	6	306	2	1	(1)
Brilinta	665	2	(33)	(33)	146	1	(55)	(56)
Lokelma	517	1	32	31	189	1	32	30
Seloken	469	1	1	3	160	1	6	6
roxadustat	229	1	(12)	(12)	77	1	(18)	(19)
Wainua	143	-	>3x	>3x	59	-	>2x	>2x
Other CVRM	418	1	(24)	(24)	144	1	(18)	(19)
CVRM Product Revenue	9,728	23	4	5	3,216	21	2	-
Symbicort	2,180	5	(1)	-	742	5	5	4
Fasenra	1,451	3	19	19	530	3	22	20
Breztri	906	2	26	26	323	2	21	20
Tezspire	770	2	64	63	287	2	50	47
Pulmicort	357	1	(31)	(30)	93	1	(33)	(35)
Saphnelo	483	1	48	47	180	1	45	44
Airsupra	115	-	>2x	>2x	45	-	>2x	>2x
Other R&I	231	1	(11)	(11)	59	-	(24)	(24)
R&I Product Revenue	6,493	15	13	13	2,259	15	15	14
Beyfortus	474	1	80	78	236	2	29	29
Synagis	220	1	(36)	(35)	58	-	(37)	(40)
FluMist	132	-	21	19	122	1	21	20
Other V&I	-	-	n/m	n/m	-	-	n/m	n/m
V&I Product Revenue	826	2	9	9	416	3	3	2
Ultomiris	3,453	8	22	21	1,225	8	19	17
Soliris	1,436	3	(30)	(28)	462	3	(24)	(24)
Strensiq	1,188	3	19	19	441	3	29	28
Koselugo	498	1	36	34	224	1	88	79
Other Rare Disease	177	-	18	18	64	-	31	26
Rare Disease Product Revenue	6,752	16	6	6	2,416	16	12	11
Nexium	638	1	(7)	(5)	204	1	(6)	(5)
Others	116	-	(27)	(26)	33	-	(39)	(39)
Other Medicines Product Revenue	754	2	(11)	(9)	237	2	(12)	(12)
Product Revenue	43,143	100	10	11	15,180	100	12	11

Alliance Revenue included above:
Enhertu	1,291	3	24	24	457	3	26	24
Tezspire	453	1	50	50	168	1	37	37
Beyfortus	252	1	>3x	>3x	142	1	>2x	>2x
Datroway	38	-	n/m	n/m	24	-	n/m	n/m
Other Alliance Revenue	74	-	(2)	(2)	24	-	(8)	(8)
Alliance Revenue	2,108	5	41	41	815	5	46	44

Table 4: Collaboration Revenue

	9M 2025	% Change		Q3 2025	% Change
	$m	Actual	CER	$m	Actual	CER
Farxiga: sales milestones	81	56	56	5	51	43
Others	12	(79)	(80)	6	(90)	(90)
Collaboration Revenue	93	(14)	(15)	11	(81)	(82)

Table 5: Total Revenue by Therapy Area

	9M 2025		% Change		Q3 2025		% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
Oncology	18,591	43	16	16	6,636	44	19	18
CVRM	9,809	23	5	5	3,221	21	2	-
R&I	6,493	15	13	13	2,259	15	15	14
V&I	826	2	2	2	416	3	(10)	(11)
BioPharmaceuticals	17,129	40	7	8	5,896	39	6	4
Rare Disease	6,752	16	6	6	2,416	16	12	11
Other Medicines	764	2	(9)	(8)	242	2	(10)	(10)
Total Revenue	43,236	100	10	11	15,191	100	12	10

Table 6: Total Revenue by region

	9M 2025		% Change		Q3 2025		% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
US	18,517	43	11	11	6,548	43	9	9
Emerging Markets ex. China	6,378	15	16	21	2,196	14	25	25
China	5,279	12	5	5	1,764	12	6	5
Emerging Markets	11,657	27	11	13	3,960	26	16	15
Europe	9,160	21	11	9	3,334	22	16	10
Established ROW	3,902	9	6	5	1,349	9	7	5
Total Revenue	43,236	100	10	11	15,191	100	12	10

Total Revenue by Medicine

Oncology

Tagrisso

9M 2025$m	Total Revenue	% Change Actual CER		∗Strong demand growth across all indications and key regions, leading combination in 1L NSCLC (FLAURA2)
US	2,222	11	11	∗Underlying demand growth more than offset Medicare Part D redesign
Emerging Markets	1,509	11	13	∗Favourable tender order timings in Q3 2025
Europe	1,030	8	5	∗Demand growth partially offset by pricing pressure in certain major markets
Established RoW	591	5	5
Total	5,352	10	10

Imfinzi

9M 2025 $m	Total Revenue	% Change Actual CER		∗Strong growth from new launch indications in bladder cancer (NIAGARA) and lung cancer (ADRIATIC, AEGEAN)
US	2,484	32	32	∗Demand growth across all indications, particularly new launches
Emerging Markets	463	27	33	∗Increased demand in GI (HIMALAYA, TOPAZ-1) and new launches in lung cancer
Europe	879	26	24	∗Growth from GI indications and continued momentum from lung cancer launches
Established RoW	491	(6)	(7)	∗Mandatory price reductions in Japan in Feb 2024 (25%), and Aug 2024 (11%), increased competition in BTC (TOPAZ-1)
Total	4,317	25	25

Calquence

9M 2025$m	Total Revenue	% Change Actual CER		∗Growth from sustained BTKi leadership in front-line CLL (ELEVATE-TN)
US	1,702	5	5	∗Growth in new starts in CLL, 1L MCL (ECHO) launch and improved affordability offsetting Medicare Part D redesign and formulary discounts to secure preferential formulary placement
Emerging Markets	164	41	48
Europe	569	16	14	∗Early launch momentum in fixed duration 1L CLL (AMPLIFY)
Established RoW	116	18	20
Total	2,551	10	10

Lynparza

9M 2025$m	Total Revenue	% Change Actual CER		∗Sustained global PARP inhibitor market leadership across four tumour types (ovarian, breast, prostate, pancreatic)
US	1,054	10	10	∗Share gains across ovarian, breast and prostate indications
Emerging Markets	487	2	4	∗Affected by generic launches in China in Q4 2024
Europe	667	9	7	∗Launches in breast and prostate cancers (OlympiA and PROpel)
Established RoW	193	3	3	∗Gains in 1L ovarian cancer, increasing share of pMMR endometrial cancer
Total	2,401	8	7

Enhertu

Combined sales of Enhertu, recorded by Daiichi Sankyo and AstraZeneca, amounted to $3,575m in 9M 2025 (9M 2024: $2,729m). US in-market sales, recorded by Daiichi Sankyo, amounted to $1,734m in 9M 2025 (9M 2024: $1,342m). AstraZeneca's European revenue includes a mid-single-digit percentage royalty on Daiichi Sankyo's sales in Japan, recorded as Alliance Revenue.

9M 2025$m	Total Revenue	% Change Actual CER		∗Standard of care in HER2-positive (DESTINY-Breast03) and HER2-low (DESTINY-Breast04) metastatic breast cancer, early uptake in other cancers ∗
US	834	30	30	∗Accelerated uptake in chemotherapy naïve HER2-low and -ultralow breast cancer (DESTINY-Breast06)
Emerging Markets	590	67	75	∗Rapid adoption post-NRDL enlistment of HER2-positive and HER2-low breast cancer from 1 January 2025
Europe	489	22	20	∗Early launch uptake in chemotherapy naïve HER2-low breast cancer
Established RoW	63	34	38
Total	1,976	37	38

Other Oncology medicines

9M 2025$m	Total Revenue	% Change Actual CER
Zoladex	884	5	6	∗Growth across Emerging Markets
Truqap	495	85	85	∗Demand growth in second-line biomarker-altered metastatic breast cancer
Imjudo	253	22	21	∗Continued growth driven by lung (POSEIDON) and HCC (HIMALAYA)
Datroway	38	n/m	n/m	∗Continued uptake in breast cancer; initial use in lung cancer following US launch
Other Oncology	323	(10)	(9)	∗Faslodex generic erosion across markets

Other Oncology includes $23m of Total Revenue from Orpathys, partnered with HUTCHMED.

BioPharmaceuticals - CVRM

Farxiga

9M 2025$m	Total Revenue	% Change Actual CER		∗Growth driven by HF and CKD indications, SGLT2 class growth supported by cardiorenal guidelines
US	1,244	(3)	(3)	∗Prior year period benefitted from launch of authorised generic
Emerging Markets	2,623	18	21	∗Continued strong growth despite generic competition in some markets
Europe	2,147	13	10	∗Demand growth, impact from generic entry in the UK in Q3 2025
Established RoW	413	11	11
Total	6,426	11	12

Other CVRM medicines

9M 2025$m	Total Revenue	% Change Actual CER
Crestor	942	5	6	∗Continued sales growth driven by Emerging Markets
Brilinta	665	(33)	(33)	∗Decline driven by generic entry in the US and Europe in Q2 2025
Seloken	469	1	3	∗Vast majority of revenue growth driven by Emerging Markets
Lokelma	517	32	31	∗Strong growth in all major regions with continued launches in new markets
roxadustat	229	(12)	(12)	∗Decline driven by generic competition
Wainua	143	>3x	>3x	∗Majority of revenue from US, first launches in ex-US markets in Q2 2025
Other CVRM	418	(24)	(24)

BioPharmaceuticals - R&I

Symbicort

9M 2025$m	Total Revenue	% Change Actual CER		∗Sustained market leader in a stable ICS/LABA class, treating COPD and asthma
US	903	2	2	∗Demand for authorised generic partially offsetting brand price pressures
Emerging Markets	624	(4)	(3)	∗China affected by ICS/LABA class erosion in COPD in favour of FDC triple therapy
Europe	406	(2)	(4)	∗Continued generic erosion
Established RoW	247	3	5
Total	2,180	(1)	-

Fasenra

9M 2025$m	Total Revenue	% Change Actual CER		∗Expanded severe eosinophilic asthma market share leadership in IL-5 class, further fuelled by first wave market launches for EGPA indication
US	886	18	18	∗Sustained double-digit volume growth with expanded class leadership
Emerging Markets	81	18	22	∗Asthma launch momentum across key markets
Europe	351	19	17	∗Sustained leadership in severe eosinophilic asthma
Established RoW	133	26	27	∗Strong growth supported by recent EGPA launch in Japan
Total	1,451	19	19

Breztri

9M 2025$m	Total Revenue	% Change Actual CER		∗Fastest growing medicine within the expanding FDC triple class (ICS/LABA/LAMA), treating COPD
US	462	26	26	∗Consistent share growth within expanding FDC triple class
Emerging Markets	239	20	21	∗Market share leadership in China with strong FDC triple class penetration
Europe	136	34	31	∗Sustained growth from market share gain and new launches
Established RoW	69	31	31	∗Increasing market share in Japan
Total	906	26	26

Tezspire

Combined sales of Tezspire, recorded by Amgen and AstraZeneca, amounted to $1,321m in 9M 2025 (9M 2024: $843m).

9M 2025$m	Total Revenue	% Change Actual CER		∗Sustained demand growth in severe asthma with launch momentum across multiple markets
US	453	50	50	∗Continued strong demand growth with increasing new patient share volumes in biologics segment
Emerging Markets	24	>3x	>3x	∗Strong continued launch uptake
Europe	207	98	93	∗Maintained new-to-brand leadership across multiple markets and new launches
Established RoW	86	55	55	∗Strong growth driven by Japan
Total	770	64	63

Other R&I medicines

9M 2025$m	Total Revenue	% Change Actual CER
Pulmicort	357	(31)	(30)	∗Generic competition in Emerging Markets (~80% of revenue)
Saphnelo	483	48	47	∗Strong US demand growth, ongoing launches in Europe and Established RoW
Airsupra	115	>2x	>2x	∗Strong US launch momentum and volume uptake
Other R&I	231	(11)	(11)

BioPharmaceuticals - V&I

Beyfortus Total Revenue reflects the sum of Product Sales from AstraZeneca's sales of manufactured Beyfortus product to Sanofi and Alliance Revenue from AstraZeneca's share of gross profits and royalties on sales of Beyfortus in major markets outside the US.

9M 2025$m	Total Revenue	% Change Actual CER
Beyfortus	474	49	47	∗Increased capacity and strong demand
Synagis	220	(36)	(35)	∗Competition from Beyfortus
FluMist	132	21	19
Other V&I	0	n/m	n/m

Rare Disease

Ultomiris

Ultomiris Total Revenue includes sales of Voydeya, which is approved as an add on treatment to Ultomiris and Soliris for the ~20-30% of PNH patients who experience clinically significant EVH.

9M 2025$m	Total Revenue	% Change Actual CER		∗Growth due to patient demand, both naïve to branded medicines and conversion from Soliris in all indications (gMG, NMOSD, aHUS and PNH)
US	1,961	20	20	∗Demand growth across indications, including within the competitive gMG and PNH landscapes, minimal impact from Medicare Part D redesign
Emerging Markets	177	92	>2x	∗Expansion into new markets and growth in patient demand
Europe	769	18	16	∗Strong demand growth following recent launches; competition in gMG and PNH
Established RoW	546	17	16	∗Continued conversion and strong demand following new launches
Total	3,453	22	21

Soliris

9M 2025$m	Total Revenue	% Change Actual CER		∗Decline driven by conversion of patients to Ultomiris in all indications (gMG, NMOSD, aHUS, PNH), competition, and biosimilar pressure in Europe
US	844	(28)	(28)	∗Competition in gMG and PNH, biosimilars launched in April 2025
Emerging Markets	327	(11)	(2)	∗
Europe	159	(54)	(55)	∗Biosimilar competition in PNH and aHUS
Established RoW	106	(35)	(34)	● Driven by conversion to Ultomiris
Total	1,436	(30)	(28)

Strensiq

9M 2025$m	Total Revenue	% Change Actual CER		∗Growth driven by continued patient demand and geographic expansion
US	953	17	17	∗Demand growth, offset by Medicare Part D redesign
Emerging Markets	61	58	61
Europe	89	22	19
Established RoW	85	23	21
Total	1,188	19	19

Other Rare Disease medicines

9M 2025$m	Total Revenue	% Change Actual CER
Koselugo	498	36	34	∗Growth driven by continued patient demand and geographic expansion. Q3 2025 benefitted from favourable timing of tender orders in Emerging Markets
Other Rare Disease	177	18	18	∗Other Rare Disease medicines include Kanuma and Beyonttra (JP only)

Other Medicines

9M 2025$m	Total Revenue	% Change Actual CER
Nexium	638	(7)	(5)	∗Growth in Emerging Markets, generic erosion elsewhere
Others	126	(20)	(20)	∗Generic erosion

R&D progress

This section covers R&D events and milestones that occurred between 29 July 2025 and 5 November 2025. A comprehensive view of AstraZeneca's pipeline of medicines in human trials can be found in the latest Clinical Trials Appendix, available on AstraZeneca's investor relations webpage. The Clinical Trials Appendix includes tables with details of the ongoing clinical trials for AstraZeneca medicines and new molecular entities in the pipeline.

Oncology

AstraZeneca presented new data across its diverse portfolio of cancer medicines at two major medical congresses since the prior results announcement: the IASLC 2025 World Conference on Lung Cancer (WCLC) and the European Society of Medical Oncology Congress 2025 (ESMO). Across the two meetings, more than 160 abstracts were presented featuring 20 approved and potential new medicines including 35 oral presentations.

Calquence

Approval JP	ECHO August 2025 New disclosure	∗For mantle cell lymphoma in previously untreated diseases: in combination with bendamustine hydrochloride and rituximab (genetical recombination).
Approval JP	ACE-LY-004 August 2025 New disclosure	∗For mantle cell lymphoma in relapsed or refractory diseases.

Datroway

Approval CN	TROPION-Breast01 August 2025 New disclosure
∗For the treatment of adult patients with unresectable or metastatic HR-positive, HER2-negative (IHC 0, IHC 1+ or IHC 2+/ISH-) breast cancer who have received prior endocrine therapy and at least one line of chemotherapy in the advanced setting.

Data presentation ESMO	TROPION-Breast02 October 2025
∗Positive results from the TROPION-Breast02 Phase III trial showed Datroway demonstrated a 5.0-month improvement in median OS (HR 0.79; 95% CI 0.64-0.98; p=0.0291) and reduced the risk of disease progression or death by 43% (HR 0.57; 95% CI 0.47-0.69; p<0.0001) compared to chemotherapy as 1st-line treatment for patients with locally recurrent inoperable or metastatic TNBC for whom immunotherapy was not an option.

Enhertu

Approval JP	DESTINY-Breast06 August 2025	∗For the treatment of adult patients with HR-positive, HER2-low (IHC 1+ or IHC 2+/ISH-) or HER2-ultralow (IHC 0 with membrane staining) unresectable or recurrent breast cancer.
Priority Review US	DESTINY-Breast09 September 2025	∗In combination with pertuzumab for the 1st-line treatment of adult patients with unresectable or metastatic HER2-positive breast cancer.
Data presentation ESMO	DESTINY-Breast11 October 2025
∗Positive results from the DESTINY-Breast11 Phase III trial showed Enhertu followed by THP resulted in a pCR rate of 67.3% compared with 56.3% for ddAC-THP, representing a pCR rate improvement of 11.2%, in patients with high-risk, locally advanced HER2-positive early-stage breast cancer.

Data presentationESMO	DESTINY-Breast05 October 2025
∗Positive results from the DESTINY-Breast05 Phase III trial showed Enhertu significantly reduced the risk of invasive disease recurrence or death by 53% compared with T-DM1 as a post-neoadjuvant treatment (HR 0.47, 95% CI 0.34-0.66, p<0.0001) in patients with HER2-positive early breast cancer with residual invasive disease in the breast and/or axillary lymph nodes after neoadjuvant treatment. At three years, 92.4% of patients in the Enhertu arm were alive and free of invasive disease, compared with 83.7% of those in the T-DM1 arm.

Imfinzi

Approval JP	NIAGARA September 2025 New disclosure	∗Neoadjuvant and adjuvant therapy in bladder cancer.
Approval JP	AEGEAN September 2025 New disclosure	∗Neoadjuvant and adjuvant treatment in non-small cell lung cancer.
Data presentation ESMO	MATTERHORN October 2025
∗Positive results from the final OS analysis of the MATTERHORN Phase III trial showed perioperative treatment with Imfinzi in combination with standard-of-care FLOT chemotherapy reduced the risk of death by 22% compared with chemotherapy alone (HR 0.78; 95% CI 0.63-0.96; p=0.021) in patients with resectable, early-stage and locally advanced and GEJ cancers.

Data presentation ESMO	POTOMAC October 2025
∗Positive results from the POTOMAC Phase III trial showed adding one year of treatment with Imfinzi to BCG induction and maintenance therapy demonstrated a 32% reduction in the risk of high-risk disease recurrence or death versus the comparator arm (HR 0.68; 95% CI 0.50-0.93; p=0.0154) in patients with BCG-naïve, high-risk non-muscle invasive bladder cancer.

Lynparza

Approval CN	PROpel July 2025 New disclosure	∗In combination with abiraterone and prednisone or prednisolone for the treatment of adult patients with g/sBRCAm mCRPC.

Tagrisso

Data presentation WCLC	FLAURA2 September 2025
∗Positive results from the final OS analysis of the FLAURA2 Phase III trial showed Tagrisso with the addition of pemetrexed and platinum-based chemotherapy demonstrated a median OS of nearly four years (47.5 months) compared to approximately three years (37.6 months) for Tagrisso monotherapy in the 1st-line treatment of patients with locally advanced or metastatic EGFRm NSCLC.

BioPharmaceuticals - CVRM
AstraZeneca presented 32 abstracts and 13 posters alongside two hot-line oral presentations at the European Society of Cardiology (ESC) in Madrid, Spain.

baxdrostat

Data presentation ESC	BaxHTN August 2025
∗Positive results from the BaxHTN Phase III trial showed that baxdrostat met the primary and all secondary endpoints, delivering meaningful and sustained blood pressure reductions in patients with hard-to-control hypertension. At week 12, the absolute reduction from baseline in mean seated SBP was 15.7 mmHg (95% CI, -17.6 to -13.7) and placebo-adjusted reduction was 9.8 mmHg (95% CI, -12.6 to -7.0; p<0.001) for the 2mg dose. Results were consistent across both uncontrolled and treatment-resistant subgroups.

Phase III readout	Bax24 October 2025
∗Positive high-level results from the Bax24 Phase III trial showed baxdrostat demonstrated a statistically significant and highly clinically meaningful reduction in ambulatory 24-hour average systolic blood pressure compared with placebo at 12 weeks. Efficacy was observed throughout the 24-hour period, including early morning, when patients with hypertension are at a higher risk of cardiovascular events.

BioPharmaceuticals - R&I

Airsupra

Approval US	BATURA October 2025	∗US Prescribing Information now includes clinically meaningful evidence in reducing severe exacerbations from the BATURA study in patients with mild asthma.

Fasenra

Phase III readout	RESOLUTE September 2025	∗ The RESOLUTE Phase III trial despite showing numerical improvement, did not achieve statistical significance in the primary endpoint in patients with chronic obstructive pulmonary disease.

Saphnelo

Phase III readout	TULIP-SC September 2025
∗Positive high-level results from a pre-specified interim analysis of the Phase III TULIP-SC trial in patients with systemic lupus erythematosus showed that the subcutaneous administration of Saphnelo demonstrated a statistically significant and clinically meaningful reduction in disease activity compared to placebo. The TULIP-SC interim results were presented at the American College of Rheumatology annual meeting in October 2025.

CHMP opinion EU	TULIP-SC October 2025	∗Recommended for approval as a self-administered once-weekly pre-filled pen for adult patients with systemic lupus erythematosus on top of standard therapy.

Tezspire

Approval EU	WAYPOINT October 2025
∗As an add-on therapy with intranasal corticosteroids for the treatment of adult patients with severe CRSwNP who have not adequately responded to standard therapy (systemic corticosteroids and/or surgery).

Approval US	WAYPOINT October 2025	∗As an add-on maintenance treatment of adult and paediatric patients aged 12 years and older with inadequately controlled CRSwNP.

Rare Disease

Alexion, AstraZeneca Rare Disease, delivered 18 presentations, including four oral presentations, from its leading rare neurology portfolio at the American Association of Neuromuscular & Electrodiagnostic Medicine (AANEM) Annual Meeting and the Myasthenia Gravis Foundation of America (MGFA) Scientific Session in San Francisco, California.

Koselugo

Approval Japan	KOMET August 2025	∗For the treatment of adult patients with symptomatic, inoperable plexiform neurofibromas in neurofibromatosis type 1.
Approval EU	KOMET October 2025	∗For the treatment of adult patients with symptomatic, inoperable plexiform neurofibromas in neurofibromatosis type 1.
Approval Japan	SPRINKLE September 2025	∗Granule formulation for paediatric patients one year of age and older with neurofibromatosis type 1 who have symptomatic, inoperable plexiform neurofibromas.
Approval US	SPRINKLE September 2025	∗Granule formulation for paediatric patients one year of age and older with neurofibromatosis type 1 who have symptomatic, inoperable plexiform neurofibromas.

Ultomiris

Approval China	CHAMPION-NMOSD August 2025	∗For the treatment of adult patients with neuromyelitis optica spectrum disorder who are anti-aquaporin-4 antibody positive.

gefurulimab

Data presentation AANEM/MGFA	PREVAIL October 2025
∗Positive results from the PREVAIL Phase III trial demonstrated an improvement from baseline in MG-ADL total score at week 26 compared to placebo (treatment difference: -1.6 [95% CI: -2.4, -0.8], p<0.0001). A clinically meaningful improvement was observed as early as week one, and was sustained through week 26. Additionally, a clinically meaningful improvement in key secondary endpoint, QMG total score, was seen as early as week four (treatment difference: -1.8 [ 95% CI: -2.5, -1.1], p<0.0001) and was sustained through week 26 (treatment difference: -2.1 [95% CI: -3.1, -1.1], p<0.0001).

Sustainability

Sustainability highlights

For the third consecutive year, TIME Magazine recognised AstraZeneca as one of the World's Best Companies with the Company ranking at 43 out of 1,000 global companies and as the top pharmaceutical company in terms of sustainability transparency. AstraZeneca also secured fifth place in Sustainability Magazine's Top 250 World's Most Sustainable Companies 2025, affirming its status as a global leader in responsible business and pharmaceutical innovation.

AstraZeneca engaged on climate action, health systems resilience and health equity at the United Nations (UN) General Assembly High-Level Meeting on non-communicable diseases (NCDs) and Climate Week NYC in September through over 100 engagements. EVP Global Operations, IT and Chief Sustainability Officer Pam Cheng represented the private sector at the UN alongside governments, NGOs and academia, focusing on the need to tackle NCDs.

Chair Michel Demaré also joined a group of 25 global health leaders, including former heads of state and ministers, calling for action on this topic through an Open Letter in POLITICO, with a focus on the human, social and financial impacts of chronic disease and targeted solutions.

Sustainability impact

Climate and nature

-  The Company focused on sustainable respiratory care at the European Respiratory Society (ERS), hosting a sustainability symposium, key engagements and running a sustainable booth with a living lung installation.

-  The Company won a 2025 Freezer Challenge Award for the fourth time from My Green Lab and the International Institute for Sustainable Laboratories, recognised as the Top Organization in the biotech and pharmaceutical sector for energy savings and best-in-class cold storage management.

Health equity

-  At EXPO 2025, the Company advanced priorities to transform lung health in Japan and Asia-Pacific through best practice sharing on screening and integrated disease management. The Company convened national and international government and clinical experts in lung cancer and COPD to further collaboration for high-risk patients and reduce mortality in Japan.

-  AstraZeneca's Young Health Programme (YHP) received the ACE Award for Workforce Innovation and Global Impact at the Healthcare Businesswomen's Association's (HBA) annual conference, recognising how the programme supports employee engagement, advances health equity and strengthens health systems through youth empowerment. YHP was also recognised with the Third Sector Award for Large Corporate Partnership of the Year with Plan International UK.

-  The Company expanded its Healthy Heart Africa (HHA) programme in the Côte d'Ivoire, in partnership with the Ministry of Health, to include chronic kidney disease (CKD) care in addition to hypertension. The programme also expanded in Rwanda, where it will develop a protocol for CKD care in primary health, with training to be cascaded to healthcare providers, in collaboration with PATH.

Health systems resilience

-  The Partnership for Health System Sustainability and Resilience (PHSSR) published its summary report on Acting Early on NCDs which captures highlights from research conducted in eight countries on health systems' capability to act early on cancers, chronic respiratory diseases and CVRM. AstraZeneca engaged on its findings with the World Economic Forum Sustainable Development Impact Meetings in New York.

Operating and financial review

Reporting currency

All narrative on growth and results in this section is based on actual exchange rates, and financial figures are in US$ millions ($m), unless stated otherwise.

Reporting period

The performance shown in this announcement covers the nine-month period to 30 September 2025 ('the period' or '9M 2025') compared to the nine-month period to 30 September 2024 ('9M 2024'), or the three-month period to 30 September 2025 ('the quarter' or 'Q3 2025') compared to the three-month period to 30 September 2024 ('Q3 2024'), unless stated otherwise.

Core financial measures

Core financial measures, EBITDA, Net debt, Gross Margin, Operating Margin and CER are non-GAAP financial measures because they cannot be derived directly from the Group's Condensed consolidated interim financial statements.

Management believes that these non-GAAP financial measures, when provided in combination with Reported results, provide investors and analysts with helpful supplementary information to understand better the financial performance and position of the Group on a comparable basis from period to period.

These non-GAAP financial measures are not a substitute for, or superior to, financial measures prepared in accordance with GAAP.

Core financial measures (cont.)

Core financial measures are adjusted to exclude certain significant items:

-  Charges and provisions related to our global restructuring programmes, which includes charges that relate to the impact of restructuring programmes on our capitalised manufacturing assets and IT assets

-  Amortisation and impairment of intangible assets, including impairment reversals but excluding any charges relating to IT assets

-  Other specified items, principally comprising acquisition-related costs and credits, which include the imputed finance charges and fair value movements relating to contingent consideration on business combinations, imputed finance charges and remeasurement adjustments on certain Other payables arising from intangible asset acquisitions, remeasurement adjustments relating to certain Other payables and debt items assumed from the Alexion acquisition and legal settlements

-  The tax effects of the adjustments above are excluded from the Core Tax charge

Details on the nature of Core financial measures are provided on page 70 of the Annual Report and Form 20-F Information 2024.

Reference should be made to the Reconciliation of Reported to Core financial measures table included in the Financial Performance section in this announcement.

Definitions

Gross Margin is defined as Gross Profit as a percentage of Total Revenue.

EBITDA is defined as Reported Profit before tax after adding back Net finance expense, results from Joint ventures and associates and charges for Depreciation, amortisation and impairment. Reference should be made to the Reconciliation of Reported Profit before tax to EBITDA included in the Financial Performance section in this announcement.

Operating margin is defined as Operating profit as a percentage of Total Revenue.

Net debt is defined as Interest-bearing loans and borrowings and Lease liabilities, net of Cash and cash equivalents, Other investments, and Net derivative financial instruments. Reference should be made to Note 3 'Net debt', included in the Notes to the interim financial statements in this announcement.

The Company strongly encourages investors and analysts not to rely on any single financial measure, but to review AstraZeneca's financial statements, including the Notes thereto, and other available Company reports, carefully and in their entirety.

Due to rounding, the sum of a number of dollar values and percentages in this announcement may not agree to totals.

Financial performance

Table 7: Reported Profit and Loss

	9M 2025	9M 2024	% Change		Q3 2025	Q3 2024	% Change
	$m	$m	Actual	CER	$m	$m	Actual	CER
- Product Sales	41,035	37,576	9	9	14,365	12,947	11	9
- Alliance Revenue	2,108	1,498	41	41	815	559	46	44
Product Revenue	43,143	39,074	10	11	15,180	13,506	12	11
Collaboration Revenue	93	108	(14)	(15)	11	59	(81)	(82)
Total Revenue	43,236	39,182	10	11	15,191	13,565	12	10
Cost of sales	(7,515)	(7,482)	-	2	(2,801)	(3,081)	(9)	(10)
Gross profit	35,721	31,700	13	13	12,390	10,484	18	16
Distribution expense	(426)	(412)	3	4	(148)	(145)	2	-
R&D expense	(10,370)	(8,906)	16	16	(3,663)	(3,115)	18	16
SG&A expense	(14,441)	(14,567)	(1)	(1)	(5,085)	(5,143)	(1)	(3)
Other operating income & expense	281	152	85	87	89	25	>3x	>3x
Operating profit	10,765	7,967	35	35	3,583	2,106	70	64
Net finance expense	(985)	(919)	7	7	(349)	(274)	27	25
Joint ventures and associates	(7)	(23)	(68)	(70)	10	(4)	n/m	n/m
Profit before tax	9,773	7,025	39	38	3,244	1,828	77	70
Taxation	(1,869)	(1,484)	26	25	(709)	(395)	79	72
Tax rate	19%	21%			22%	22%
Profit after tax	7,904	5,541	43	42	2,535	1,433	77	70
Earnings per share	$5.10	$3.57	43	42	$1.64	$0.92	77	70

Table 8: Reconciliation of Reported Profit before tax to EBITDA

	9M 2025	9M 2024	% Change		Q3 2025	Q3 2024	% Change
	$m	$m	Actual	CER	$m	$m	Actual	CER
Reported Profit before tax	9,773	7,025	39	38	3,244	1,828	77	70
Net finance expense	985	919	7	7	349	274	27	25
Joint ventures and associates	7	23	(68)	(70)	(10)	4	n/m	n/m
Depreciation, amortisation and impairment	4,222	4,351	(3)	(4)	1,549	1,817	(15)	(16)
EBITDA	14,987	12,318	22	21	5,132	3,923	31	28

Table 9: Reconciliation of Reported to Core financial measures: 9M 2025

For the nine months ended 30 September	Reported	Restructuring	Intangible Asset Amortisation & Impairments	Other	Core	% Change
	$m	$m	$m	$m	$m	Actual	CER
Gross profit	35,721	(61)	24	12	35,696	10	10
- Gross Margin	83%				83%	-	-
Distribution expense	(426)	-	-	-	(426)	3	4
R&D expense	(10,370)	134	141	4	(10,091)	17	16
- R&D % of Total Revenue	24%				23%	-1pp	-1pp
SG&A expense	(14,441)	113	3,038	209	(11,081)	3	3
- SG&A % of Total Revenue	33%				26%	+2pp	+2pp
Total operating expense	(25,237)	247	3,179	213	(21,598)	9	9
Other operating income & expense	281	(6)	-	7	282	88	91
Operating profit	10,765	180	3,203	232	14,380	13	13
- Operating Margin	25%				33%	+1pp	+1pp
Net finance expense	(985)	-	-	162	(823)	(4)	(4)
Taxation	(1,869)	(49)	(611)	(98)	(2,627)	11	11
EPS	$5.10	$0.08	$1.68	$0.18	$7.04	15	15

Table 10: Reconciliation of Reported to Core financial measures: Q3 2025

For the quarter ended 30 September	Reported	Restructuring	Intangible Asset Amortisation & Impairments	Other	Core	% Change
	$m	$m	$m	$m	$m	Actual	CER
Gross profit	12,390	9	7	11	12,417	12	10
- Gross Margin	82%				82%	-	-
Distribution expense	(148)	-	-	-	(148)	2	-
R&D expense	(3,663)	33	79	1	(3,550)	16	14
- R&D % of Total Revenue	24%				23%	-1pp	-1pp
SG&A expense	(5,085)	37	1,095	131	(3,822)	6	4
- SG&A % of Total Revenue	33%				25%	+1pp	+1pp
Total operating expense	(8,896)	70	1,174	132	(7,520)	10	9
Other operating income & expense	89	-	-	7	96	>3x	>3x
Operating profit	3,583	79	1,181	150	4,993	16	13
- Operating Margin	24%				33%	+1pp	+1pp
Net finance expense	(349)	-	-	44	(305)	(7)	(9)
Taxation	(709)	(19)	(225)	(49)	(1,002)	33	30
EPS	$1.64	$0.03	$0.62	$0.09	$2.38	14	12

Profit and Loss drivers

Gross profit

The stable Gross Margin (Reported and Core) in 9M 2025 was a result of:

-  Positive effects from geographic mix

-  Negative effects from product mix. The rising contribution of Product Sales with profit sharing arrangements (Lynparza, Enhertu, Tezspire, Koselugo) has a negative impact on Gross Margin because AstraZeneca records Product Sales in certain markets and pays away a share of the gross profits to its collaboration partners. The profit share paid to partners is recorded in AstraZeneca's Cost of sales line

-  Pricing adjustments, for example to sales reimbursed by the Medicare Part D programme in the US, diluted the Gross Margin

Variations in Gross Margin performance between periods can continue to be expected due to product seasonality, foreign exchange fluctuations, and other effects.

R&D expense

The change in R&D expense (Reported and Core) in the period was impacted by:

-  Positive data read-outs for high-value pipeline opportunities that have ungated late-stage trials

-  Investment in platforms, new technology and capabilities to enhance R&D capabilities

-  Addition of R&D projects following completion of previously announced business development activity

SG&A expense

-  The change in SG&A expense (Reported and Core) in the period was driven primarily by market development activities for launches and to support continued growth in existing brands

Other operating income and expense

-  Other operating income in 9M 2025 consisted primarily of royalties and an upfront fee on a divestment

Net finance expense

Core Net finance expense decreased 4% (4% at CER) in 9M 2025, mainly driven by an adjustment of interest on tax, due to a reduction of tax liabilities relating to prior periods, recognised in the first quarter, and also a reduction in short-term borrowings.

Core Net finance expense decreased 7% (9% at CER) in Q3 2025, mainly driven by a reduction in short-term borrowings.

Taxation

The effective Reported and Core tax rates for the nine months to 30 September 2025 were 19% (9M 2024: 21% and 20% respectively).

The cash tax paid for the nine months ended 30 September 2025 was $2,193m (9M 2024: $1,978m), representing 22% of Reported Profit before tax (9M 2024: 28%).

Cash Flow

Table 11: Cash Flow summary: 9M 2025

For the nine months ended 30 September	2025 $m	2024 $m	Change$m
Reported Operating profit	10,765	7,967	2,798
Depreciation, amortisation and impairment	4,222	4,351	(129)
Movement in working capital and short-term provisions	64	(543)	607
Gains on disposal of intangible assets	(118)	(34)	(84)
Fair value movements on contingent consideration arising from business combinations	(29)	251	(280)
Non-cash and other movements	591	15	576
Interest paid	(1,069)	(1,075)	6
Taxation paid	(2,193)	(1,978)	(215)
Net cash inflow from operating activities	12,233	8,954	3,279
Net cash inflow before financing activities	6,871	2,155	4,716
Net cash (outflow) from financing activities	(4,262)	(3,325)	(937)

Net cash flow

The change in Net cash inflow from operating activities of $3,279m is primarily driven by the increased operating profit in 2025.

The change in Net cash inflow before financing activities of $4,716m is primarily driven by the reduction in cash outflow relating to the Acquisitions of subsidiaries, net of cash acquired of $2,771m, which in 2024 related to the acquisition of Gracell Biotechnologies Inc. and the acquisition of Fusion Pharmaceuticals Inc.

The change in Net cash outflow from financing activities of $937m is primarily driven by the issue of new long-term loans of $6,492m in 2024, with no issuance in 2025, and offset by the repayment of loans of $4,647m in 2024, with no repayment in 2025.

Capital expenditure

Capital expenditure on tangible assets and Software-related intangible assets amounted to $2,091m in 9M 2025 (9M 2024: $1,415m). The increase of capital expenditure in 2025 was driven by investment in several major manufacturing projects and continued investment in technology upgrades.

Net debt

Net debt decreased by $605m in the nine months to 30 September 2025 to $23,965m. Details of the committed undrawn bank facilities are disclosed within the going concern section of Note 1. Details of the Company's solicited credit ratings and further details on Net debt are disclosed in Note 3.

Net debt

Table 12: Net debt summary

	At 30 Sep2025 $m	At 31 Dec 2024 $m	At 30 Sep 2024 $m
Cash and cash equivalents	8,143	5,488	4,797
Other investments	39	166	133
Cash and investments	8,182	5,654	4,930
Overdrafts and short-term borrowings	(622)	(330)	(769)
Commercial paper	(1,091)	-	(472)
Lease liabilities	(1,758)	(1,452)	(1,422)
Current instalments of loans	(4,461)	(2,007)	(12)
Non-current instalments of loans	(24,700)	(26,506)	(28,887)
Interest-bearing loans and borrowings (Gross debt)	(32,632)	(30,295)	(31,562)
Net derivatives	485	71	284
Net debt	(23,965)	(24,570)	(26,348)

Summarised financial information for guarantee of securities of subsidiaries

AstraZeneca Finance LLC ("AstraZeneca Finance") is the issuer of 1.2% Notes due 2026, 4.8% Notes due 2027, 4.875% Notes due 2028, 1.75% Notes due 2028, 4.85% Notes due 2029, 4.9% Notes due 2030, 4.9% Notes due 2031, 2.25% Notes due 2031, 4.875% Notes due 2033 and 5% Notes due 2034 (the "AstraZeneca Finance USD Notes"). Each series of AstraZeneca Finance USD Notes has been fully and unconditionally guaranteed by AstraZeneca PLC. AstraZeneca Finance is 100% owned by AstraZeneca PLC and each of the guarantees issued by AstraZeneca PLC is full and unconditional and joint and several.

The AstraZeneca Finance USD Notes are senior unsecured obligations of AstraZeneca Finance and rank equally with all of AstraZeneca Finance's existing and future senior unsecured and unsubordinated indebtedness. The guarantee by AstraZeneca PLC of the AstraZeneca Finance USD Notes is the senior unsecured obligation of AstraZeneca PLC and ranks equally with all of AstraZeneca PLC's existing and future senior unsecured and unsubordinated indebtedness. Each guarantee by AstraZeneca PLC is effectively subordinated to any secured indebtedness of AstraZeneca PLC to the extent of the value of the assets securing such indebtedness. The AstraZeneca Finance USD Notes are structurally subordinated to indebtedness and other liabilities of the subsidiaries of AstraZeneca PLC, none of which guarantee the AstraZeneca Finance USD Notes.

AstraZeneca PLC manages substantially all of its operations through divisions, branches and/or investments in subsidiaries and affiliates. Accordingly, the ability of AstraZeneca PLC to service its debt and guarantee obligations is also dependent upon the earnings of its subsidiaries, affiliates, branches and divisions, whether by dividends, distributions, loans or otherwise. Please refer to the Consolidated financial statements of AstraZeneca PLC in our Annual Report on Form 20-F as filed with the SEC and information contained herein for further financial information regarding AstraZeneca PLC and its consolidated subsidiaries. For further details, terms and conditions of the AstraZeneca Finance USD Notes please refer to AstraZeneca PLC's reports on Form 6-K furnished to the SEC on 22 February 2024, 3 March 2023 and 28 May 2021.

Pursuant to Rule 13-01 and Rule 3-10 of Regulation S-X under the Securities Act of 1933, as amended (the "Securities Act"), we present below the summary financial information for AstraZeneca PLC, as Guarantor, excluding its consolidated subsidiaries, and AstraZeneca Finance, as the issuer, excluding its consolidated subsidiaries. The following summary financial information of AstraZeneca PLC and AstraZeneca Finance is presented on a combined basis and transactions between the combining entities have been eliminated. Financial information for non-guarantor entities has been excluded. Intercompany balances and transactions between the obligor group and the non-obligor subsidiaries are presented on separate lines.

Obligor group summarised statements

Table 13: Obligor group summarised Statement of comprehensive income: 9M 2025

For the nine months ended 30 September	2025 $m	2024 $m
Total Revenue	-	-
Gross profit	-	-
Operating loss	-	-
Loss for the period	(957)	(894)
Transactions with subsidiaries that are not issuers or guarantors	6,509	1,342

Table 14: Obligor group summarised Statement of financial position

	At 30 Sep 2025 $m	At 30 Sep 2024 $m
Current assets	13	10
Non-current assets	141	84
Current liabilities	(5,976)	(801)
Non-current liabilities	(24,704)	(28,906)
Amounts due from subsidiaries that are not issuers or guarantors	21,519	16,705
Amounts due to subsidiaries that are not issuers or guarantors	-	-

Capital allocation

The Group's capital allocation priorities include: investing in the business and pipeline; maintaining a strong, investment-grade credit rating; potential value-enhancing business development opportunities; and supporting the progressive dividend policy.

In approving the declaration of dividends, the Board considers both the liquidity of the Company and the level of reserves legally available for distribution.

In FY 2025, the Company intends to increase the annual dividend per share declared to $3.20 per share. Dividends are paid to shareholders from AstraZeneca PLC, a Group holding company with no direct operations. The ability of AstraZeneca PLC to make shareholder distributions is dependent on the creation of profits for distribution and the receipt of funds from subsidiary companies.

The consolidated Group reserves set out in the Condensed consolidated statement of financial position do not reflect the profit available for distribution to the shareholders of AstraZeneca PLC.

In FY 2024, capital expenditure on tangible assets and Software-related intangible assets amounted to $2,218m. In FY 2025 the Group expects to increase expenditure on tangible assets and Software-related intangible assets by approximately 50%, driven by manufacturing expansion projects and investments in systems and technology.

Foreign exchange

The Company's transactional currency exposures on working capital balances, which typically extend for up to three months, are hedged where practicable using forward foreign exchange contracts against the individual companies' reporting currency.Foreign exchange gains and losses on forward contracts transacted for transactional hedging are taken to profit or to Other comprehensive income if the contract is in a designated cashflow hedge.

In addition, the Company's external dividend payments, paid principally in pound sterling and Swedish krona, are fully hedged from the time of their announcement to the payment date.

Table 15: Currency sensitivities

Currency	Primary Relevance	Exchange rate vs USD (average rate in period)					Annual impact of 5% weakening vs USD1 ($m)
		FY 20242	YTD 20253	Change (%)	September 20254	Change (%)	TotalRevenue	Core Operating Profit
EUR	Total Revenue	0.92	0.89	3	0.85	8	(461)	(232)
CNY	Total Revenue	7.21	7.22	-	7.12	1	(313)	(171)
JPY	Total Revenue	151.46	148.10	2	147.87	2	(179)	(121)
GBP	Operating expense	0.78	0.76	3	0.74	6	(68)	124
SEK	Operating expense	10.57	9.94	6	9.37	13	(9)	69
Other							(557)	(289)

1.   Assumes the average exchange rate vs USD in FY 2025 is 5% lower than the average rate in FY 2024. The impact data are estimates, based on best prevailing assumptions around currency profiles.
2.   Based on average daily spot rates 1 January 2024 to 31 December 2024.
3.   Based on average daily spot rates 1 January 2025 to 30 September 2025.
4.   Based on average daily spot rates 1 September 2025 to 30 September 2025.

Interim financial statements

Table 16: Condensed consolidated statement of comprehensive income: 9M 2025

For the nine months ended 30 September	2025 $m	2024 $m
- Product Sales	41,035	37,576
- Alliance Revenue	2,108	1,498
Product Revenue	43,143	39,074
Collaboration Revenue	93	108
Total Revenue	43,236	39,182
Cost of sales	(7,515)	(7,482)
Gross profit	35,721	31,700
Distribution expense	(426)	(412)
Research and development expense	(10,370)	(8,906)
Selling, general and administrative expense	(14,441)	(14,567)
Other operating income and expense	281	152
Operating profit	10,765	7,967
Finance income	225	394
Finance expense	(1,210)	(1,313)
Share of after tax losses in associates and joint ventures	(7)	(23)
Profit before tax	9,773	7,025
Taxation	(1,869)	(1,484)
Profit for the period	7,904	5,541

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurement of the defined benefit pension liability	116	136
Net (losses)/gains on equity investments measured at fair value through other comprehensive income	(21)	264
Fair value movements related to own credit risk on bonds designated as fair value through profit or loss	-	12
Tax on items that will not be reclassified to profit or loss	(13)	(50)
	82	362
Items that may be reclassified subsequently to profit or loss:
Foreign exchange arising on consolidation	2,266	543
Foreign exchange arising on designated liabilities in net investment hedges	15	(84)
Fair value movements on cash flow hedges	256	(42)
Fair value movements on cash flow hedges transferred to profit and loss	(318)	1
Fair value movements on derivatives designated in net investment hedges	(7)	13
Gains of hedging	8	2
Tax on items that may be reclassified subsequently to profit or loss	(50)	16
	2,170	449
Other comprehensive income, net of tax	2,252	811

Total comprehensive income for the period	10,156	6,352

Profit attributable to:
Owners of the Parent	7,899	5,535
Non-controlling interests	5	6
	7,904	5,541

Total comprehensive income attributable to:
Owners of the Parent	10,149	6,346
Non-controlling interests	7	6
	10,156	6,352
Earnings per share
Basic earnings per $0.25 Ordinary Share	$5.10	$3.57
Diluted earnings per $0.25 Ordinary Share	$5.06	$3.54
Weighted average number of Ordinary Shares in issue (millions)	1,550	1,550
Diluted weighted average number of Ordinary Shares in issue (millions)	1,561	1,562

Table 17: Condensed consolidated statement of comprehensive income: Q3 2025

For the quarter ended 30 September	2025 $m	2024 $m
- Product Sales	14,365	12,947
- Alliance Revenue	815	559
Product Revenue	15,180	13,506
Collaboration Revenue	11	59
Total Revenue	15,191	13,565
Cost of sales	(2,801)	(3,081)
Gross profit	12,390	10,484
Distribution expense	(148)	(145)
Research and development expense	(3,663)	(3,115)
Selling, general and administrative expense	(5,085)	(5,143)
Other operating income and expense	89	25
Operating profit	3,583	2,106
Finance income	85	183
Finance expense	(434)	(457)
Share of after tax losses in associates and joint ventures	10	(4)
Profit before tax	3,244	1,828
Taxation	(709)	(395)
Profit for the period	2,535	1,433

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurement of the defined benefit pension liability	146	35
Net gains on equity investments measured at fair value through other comprehensive income	104	175
Fair value movements related to own credit risk on bonds designated as fair value through profit or loss	-	-
Tax on items that will not be reclassified to profit or loss	(10)	(23)
	240	187
Items that may be reclassified subsequently to profit or loss:
Foreign exchange arising on consolidation	(198)	1,097
Foreign exchange arising on designated liabilities in net investment hedges	5	12
Fair value movements on cash flow hedges	(17)	96
Fair value movements on cash flow hedges transferred to profit and loss	(3)	(101)
Fair value movements on derivatives designated in net investment hedges	13	(32)
Costs of hedging	(2)	(12)
Tax on items that may be reclassified subsequently to profit or loss	2	(22)
	(200)	1,038
Other comprehensive income, net of tax	40	1,225

Total comprehensive income for the period	2,575	2,658

Profit attributable to:
Owners of the Parent	2,533	1,429
Non-controlling interests	2	4
	2,535	1,433

Total comprehensive income attributable to:
Owners of the Parent	2,575	2,654
Non-controlling interests	-	4
	2,575	2,658
Earnings per share
Basic earnings per $0.25 Ordinary Share	$1.64	$0.92
Diluted earnings per $0.25 Ordinary Share	$1.62	$0.91
Weighted average number of Ordinary Shares in issue (millions)	1,551	1,550
Diluted weighted average number of Ordinary Shares in issue (millions)	1,561	1,562

Table 18: Condensed consolidated statement of financial position

	At30 Sep 2025	At31 Dec 2024	At30 Sep 2024
Assets	$m	$m	$m
Non-current assets
Property, plant and equipment	12,083	10,252	10,135
Right-of-use assets	1,700	1,395	1,378
Goodwill	21,219	21,025	21,139
Intangible assets	38,191	37,177	39,394
Investments in associates and joint ventures	296	268	290
Other investments	1,990	1,632	1,855
Derivative financial instruments	502	182	319
Other receivables	1,159	930	915
Income tax receivable	1,247	-	-
Deferred tax assets	6,129	5,347	5,342
	84,516	78,208	80,767
Current assets
Inventories	6,593	5,288	5,662
Trade and other receivables	14,338	12,972	11,879
Other investments	39	166	133
Derivative financial instruments	12	54	16
Income tax receivable	815	1,859	1,668
Cash and cash equivalents	8,143	5,488	4,797
	29,940	25,827	24,155
Total assets	114,456	104,035	104,922

Liabilities
Current liabilities
Interest-bearing loans and borrowings	(6,174)	(2,337)	(1,253)
Lease liabilities	(379)	(339)	(317)
Trade and other payables	(25,028)	(22,465)	(21,684)
Derivative financial instruments	(29)	(50)	(17)
Provisions	(1,176)	(1,269)	(1,187)
Income tax payable	(1,268)	(1,406)	(1,468)
	(34,054)	(27,866)	(25,926)
Non-current liabilities
Interest-bearing loans and borrowings	(24,700)	(26,506)	(28,887)
Lease liabilities	(1,379)	(1,113)	(1,105)
Derivative financial instruments	-	(115)	(34)
Deferred tax liabilities	(3,604)	(3,305)	(3,568)
Retirement benefit obligations	(1,271)	(1,330)	(1,361)
Provisions	(929)	(921)	(1,063)
Income tax payable	(535)	(238)	(174)
Other payables	(2,013)	(1,770)	(1,999)
	(34,431)	(35,298)	(38,191)
Total liabilities	(68,485)	(63,164)	(64,117)

Net assets	45,971	40,871	40,805

Equity
Share capital	388	388	388
Share premium account	35,243	35,226	35,203
Other reserves	2,044	2,012	1,990
Retained earnings	8,213	3,160	3,138
Capital and reserves attributable to equity holders of the Parent	45,888	40,786	40,719
Non-controlling interests	83	85	86
Total equity	45,971	40,871	40,805

Table 19: Condensed consolidated statement of changes in equity

	Share capital	Share premium account	Other reserves	Retained earnings	Total attributable to owners of the parent	Non-controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2024	388	35,188	2,065	1,502	39,143	23	39,166
Profit for the period	-	-	-	5,535	5,535	6	5,541
Other comprehensive income	-	-	-	811	811	-	811
Transfer to other reserves	-	-	1	(1)	-	-	-
Transactions with owners
Dividends	-	-	-	(4,602)	(4,602)	-	(4,602)
Dividends paid to non-controlling interests	-	-	-	-	-	(4)	(4)
Issue of Ordinary Shares	-	15	-	-	15	-	15
Changes in non-controlling interests	-	-	-	-	-	61	61
Movement in shares held by Employee Benefit Trusts	-	-	(76)	-	(76)	-	(76)
Share-based payments charge for the period	-	-	-	487	487	-	487
Settlement of share plan awards	-	-	-	(594)	(594)	-	(594)
Net movement	-	15	(75)	1,636	1,576	63	1,639
At 30 September 2024	388	35,203	1,990	3,138	40,719	86	40,805

At 1 Jan 2025	388	35,226	2,012	3,160	40,786	85	40,871
Profit for the period	-	-	-	7,899	7,899	5	7,904
Other comprehensive (expense)/income	-	-	(61)	2,311	2,250	2	2,252
Transfer to other reserves	-	-	48	(48)	-	-	-
Transactions with owners
Dividends	-	-	-	(4,846)	(4,846)	-	(4,846)
Dividends paid to non-controlling interests	-	-	-	-	-	(2)	(2)
Issue of Ordinary Shares	-	17	-	-	17	-	17
Changes in non-controlling interests	-	-	-	8	8	(7)	1
Movement in shares held by Employee Benefit Trusts	-	-	45	-	45	-	45
Share-based payments charge for the period	-	-	-	529	529	-	529
Settlement of share plan awards	-	-	-	(800)	(800)	-	(800)
Net movement	-	17	32	5,053	5,102	(2)	5,100
At 30 September 2025	388	35,243	2,044	8,213	45,888	83	45,971

Transfer to other reserves includes $70m in respect of the opening balance on the Cash flow hedge reserve. The cash flow hedge reserve was previously disclosed within Retained earnings but from 2025 is disclosed within Other reserves.

Table 20: Condensed consolidated statement of cash flows: 9M 2025

For the nine months ended 30 September	2025 $m	2024 $m
Cash flows from operating activities
Profit before tax	9,773	7,025
Finance income and expense	985	919
Share of after tax losses of associates and joint ventures	7	23
Depreciation, amortisation and impairment	4,222	4,351
Movement in working capital and short-term provisions	64	(543)
Gains on disposal of intangible assets	(118)	(34)
Fair value movements on contingent consideration arising from business combinations	(29)	251
Non-cash and other movements	591	15
Cash generated from operations	15,495	12,007
Interest paid	(1,069)	(1,075)
Tax paid	(2,193)	(1,978)
Net cash inflow from operating activities	12,233	8,954

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	(60)	(2,771)
Payment of contingent consideration from business combinations	(897)	(737)
Purchase of property, plant and equipment	(1,774)	(1,216)
Disposal of property, plant and equipment	10	53
Purchase of intangible assets	(2,844)	(2,415)
Disposal of intangible assets	96	107
Purchase of non-current asset investments	(218)	(96)
Disposal of non-current asset investments	-	73
Movement in short-term investments, fixed deposits and other investing instruments	122	67
Payments to associates and joint ventures	(10)	(158)
Disposal of investments in associates and joint ventures	-	13
Interest received	213	281
Net cash outflow from investing activities	(5,362)	(6,799)
Net cash inflow before financing activities	6,871	2,155

Cash flows from financing activities
Proceeds from issue of share capital	17	15
Own shares purchased by Employee Benefit Trust	(508)	(81)
Payments to acquire non-controlling interests	(14)	-
Issue of loans and borrowings	9	6,492
Repayment of loans and borrowings	(20)	(4,647)
Dividends paid	(4,968)	(4,626)
Hedge contracts relating to dividend payments	113	16
Repayment of obligations under leases	(273)	(233)
Movement in short-term borrowings	1,382	572
Payment of Acerta Pharma share purchase liability	-	(833)
Net cash outflow from financing activities	(4,262)	(3,325)

Net increase/(decrease) in Cash and cash equivalents in the period	2,609	(1,170)
Cash and cash equivalents at the beginning of the period	5,429	5,637
Exchange rate effects	42	(32)
Cash and cash equivalents at the end of the period	8,080	4,435

Cash and cash equivalents consist of:
Cash and cash equivalents	8,143	4,797
Overdrafts	(63)	(362)
	8,080	4,435

Notes to the Interim financial statements

Note 1: Basis of preparation and accounting policies

These unaudited Interim financial statements for the nine months ended 30 September 2025 have been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting' (IAS 34), as issued by the International Accounting Standards Board (IASB), IAS 34 as adopted by the European Union, UK-adopted IAS 34 and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority and with the requirements of the Companies Act 2006 as applicable to companies reporting under those standards.

The unaudited Interim financial statements for the nine months ended 30 September 2025 were approved by the Board of Directors for publication on 6 November 2025.

This results announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The annual financial statements of the Group for the year ended 31 December 2024 were prepared in accordance with UK-adopted international accounting standards and with the requirements of the Companies Act 2006. The annual financial statements also comply fully with IFRS Accounting Standards as issued by the IASB and International Accounting Standards as adopted by the European Union. Except for the estimation of the interim income tax charge, the Interim financial statements have been prepared applying the accounting policies that were applied in the preparation of the Group's published consolidated financial statements for the year ended 31 December 2024.

The comparative figures for the financial year ended 31 December 2024 are not the Group's statutory accounts for that financial year. Those accounts have been reported on by the Group's auditors and have been delivered to the Registrar of Companies; their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

Product Revenue

Effective 1 January 2025, the Group has updated the presentation of Total Revenue on the face of the Statement of Comprehensive Income to include a new subtotal 'Product Revenue' representing the summation of Product Sales and Alliance Revenue.

Product Revenue and Collaboration Revenue form Total Revenue.

Product Sales and Alliance Revenue will continue to be presented separately, with the new subtotal providing additional aggregation of revenue types with similar characteristics, reflecting the growing importance of Alliance Revenue.

Full descriptions of Product Sales, Alliance Revenue and Collaboration Revenue are included from page 152 of the Group's Annual Report and Form 20-F Information 2024.

There are no changes to the Revenue accounting policy regarding the types of transactions recorded in each revenue category. The comparative period has been retrospectively adjusted to reflect the additional subtotal, resulting in total Product Revenue being reported for the nine months ended 30 September 2024 of $39,074m.

Going concern

The Group has considerable financial resources available. As at 30 September 2025, the Group has $13.0bn in financial resources (cash and cash equivalent balances of $8.1bn and undrawn committed bank facilities of $4.9bn that are available until April 2030), with $6.6bn of borrowings due within one year. These facilities contain no financial covenants.

The Group has assessed the prospects of the Group over a period longer than the required 12 months from the date of Board approval of these consolidated financial statements, with no deterioration noted requiring a further extension of this review. The Group's revenues are largely derived from sales of medicines covered by patents, which provide a relatively high level of resilience and predictability to cash inflows, although government price interventions in response to budgetary constraints are expected to continue to adversely affect revenues in some of our significant markets. The Group, however, anticipates new revenue streams from both recently launched medicines and those in development, and the Group has a wide diversity of customers and suppliers across different geographic areas.

Consequently, the Directors believe that, overall, the Group is well placed to manage its business risks successfully. Accordingly, they continue to adopt the going concern basis in preparing the Interim financial statements.

Legal proceedings

The information contained in Note 5 updates the disclosures concerning legal proceedings and contingent liabilities in the Group's Annual Report and Form 20-F Information 2024.

Note 2: Intangible assets

The acquisition of EsoBiotec completed on 19 May 2025. The transaction is recorded as an asset acquisition based upon the concentration test permitted under IFRS 3 'Business Combinations', with consideration and net assets acquired of $403m, which included intangible assets acquired of $426m, current payables of $29m, $4m of cash and cash equivalents and current receivables of $2m. Contingent consideration of up to $575m could be paid on achievement of regulatory milestones, those liabilities will be recorded when the relevant regulatory milestone is achieved.

Intangible asset additions of $536m in the quarter relate to the total of net upfront payment made, the present value of non-contingent future payments and a sales-related payment due to Merck in connection with the restructuring of arrangements relating to Koselugo, recorded as an asset acquisition. A regulatory milestone of $50m, and sales-related payment of $35m additionally fell due and were capitalised in the quarter. Further contingent payments of up to $300m could be paid on achievement of regulatory milestones or on achievement of sales-related thresholds. Those liabilities will be recorded when milestones are triggered, or performance conditions have been satisfied. Sales-related payments are accrued and capitalised when considered probable with reference to the latest Group sales forecasts for approved indications at the present value of expected future cash flows.

Note 3: Net debt

Table 21: Net debt

	At 1 Jan 2025	Cash flow	Acquisitions	Non-cash and other	Exchange movements	At 30 Sep 2025
	$m	$m	$m	$m	$m	$m
Non-current instalments of loans	(26,506)	-	-	2,433	(627)	(24,700)
Non-current instalments of leases	(1,113)	-	-	(217)	(49)	(1,379)
Total long-term debt	(27,619)	-	-	2,216	(676)	(26,079)
Current instalments of loans	(2,007)	11	-	(2,465)	-	(4,461)
Current instalments of leases	(339)	326	(1)	(346)	(19)	(379)
Commercial paper	-	(1,091)	-	-	-	(1,091)
Collateral received from derivative counterparties	(181)	(232)	-	-	-	(413)
Other short-term borrowings excluding overdrafts	(90)	(59)	-	-	3	(146)
Overdrafts	(59)	(3)	-	-	(1)	(63)
Total current debt	(2,676)	(1,048)	(1)	(2,811)	(17)	(6,553)
Gross borrowings	(30,295)	(1,048)	(1)	(595)	(693)	(32,632)
Net derivative financial instruments	71	(385)	-	799	-	485
Net borrowings	(30,224)	(1,433)	(1)	204	(693)	(32,147)
Cash and cash equivalents	5,488	2,492	120	-	43	8,143
Other investments - current	166	(122)	-	-	(5)	39
Cash and investments	5,654	2,370	120	-	38	8,182
Net debt	(24,570)	937	119	204	(655)	(23,965)

The table above provides an analysis of Net debt and a reconciliation of Net cash flow to the movement in Net debt. The Group monitors Net debt as part of its capital management policy as described in Note 28 of the Annual Report and Form 20-F Information 2024. Net debt is a non-GAAP financial measure.

Net debt decreased by $605m in the nine months to 30 September 2025 to $23,965m.

Details of the committed undrawn bank facilities are disclosed within the going concern section of Note 1. Non-cash movements in the period include fair value adjustments under IFRS 9 'Financial Instruments'.

The Group has agreements with some bank counterparties whereby the parties agree to post cash collateral on financial derivatives, for the benefit of the other, equivalent to the market valuation of the derivative positions above a predetermined threshold. The carrying value of such cash collateral held by the Group at 30 September 2025 was $413m (31 December 2024: $181m) and the carrying value of such cash collateral posted by the Group at 30 September 2025 was $25m (31 December 2024: $129m).

The equivalent GAAP measure to Net debt is 'liabilities arising from financing activities', which excludes the amounts for cash and overdrafts, other investments and non-financing derivatives shown.

During the nine months ended 30 September 2025, Moody's upgraded the Group's solicited long term credit rating to A1 from A2, which occurred during Q1 2025. The short-term rating remained at P-1. There were no changes to Standard and Poor's credit ratings (long term: A+; short term: A-1).

Note 4: Financial Instruments

As detailed in the Group's most recent annual financial statements, the principal financial instruments consist of derivative financial instruments, other investments, trade and other receivables, cash and cash equivalents, trade and other payables, lease liabilities and interest-bearing loans and borrowings.

The Group has certain equity investments that are categorised as Level 3 in the fair value hierarchy that are held at $539m (31 December 2024: $353m) and for which a fair value loss of $47m has been recognised in the nine months ended 30 September 2025 (9M 2024: $nil). In the absence of specific market data, these unlisted investments are held at fair value based on the cost of investment and adjusted as necessary for impairments and revaluations on new funding rounds, which are seen to approximate the fair value. All other fair value gains and/or losses that are presented in Net gains/(losses) on equity investments measured at fair value through other comprehensive income, in the Condensed consolidated statement of comprehensive income for the nine months ended 30 September 2025 are Level 1 fair value measurements, valued based on quoted prices in active markets.

Financial instruments measured at fair value include $2,004m of other investments, $6,732m held in money-market funds and $485m of derivatives as at 30 September 2025. With the exception of derivatives being Level 2 fair valued, and certain equity instruments of $539m categorised as Level 3, the aforementioned balances are Level 1 fair valued. Financial instruments measured at amortised cost include $25m of cash collateral pledged to counterparties. The total fair value of Interest-bearing loans and borrowings as at 30 September 2025, which have a carrying value of $32,632m in the Condensed consolidated statement of financial position, was $32,275m.

Contingent consideration arising from business combinations is fair valued using decision-tree analysis, with key inputs including the probability of success, consideration of potential delays and the expected levels of future revenues.

The contingent consideration balance relating to BMS's share of the global diabetes alliance of $523m (31 December 2024: $1,309m) would increase/decrease by $52m with an increase/decrease in sales of 10%, as compared with the current estimates.

Table 22: Contingent consideration

	2025			2024
	Diabetes alliance $m	Other $m	Total $m	Total $m
At 1 January	1,309	442	1,751	2,137
Additions through business combinations	-	-	-	198
Settlements	(787)	(110)	(897)	(737)
Revaluations	(30)	1	(29)	252
Discount unwind	31	15	46	85
At 30 September	523	348	871	1,935

Note 5: Legal proceedings and contingent liabilities

AstraZeneca is involved in various legal proceedings considered typical to its business, including litigation and investigations, including Government investigations, relating to product liability, commercial disputes, infringement of intellectual property (IP) rights, the validity of certain patents, anti-trust law and sales and marketing practices.

The matters discussed below constitute the more significant developments since publication of the disclosures concerning legal proceedings in the Company's Annual Report and Form 20-F Information 2024 and the Interim Financial Statements for the six months ended 30 June 2025 (the Disclosures). Information about the nature and facts of the cases is disclosed in accordance with IAS 37 'Provisions, Contingent Liabilities and Contingent Assets'.

As discussed in the Disclosures, the majority of claims involve highly complex issues. Often these issues are subject to substantial uncertainties and, therefore, the probability of a loss, if any, being sustained and/or an estimate of the amount of any loss is difficult to ascertain.

In cases that have been settled or adjudicated, or where quantifiable fines and penalties have been assessed and which are not subject to appeal, or where a loss is probable and we are able to make a reasonable estimate of the loss, AstraZeneca records the loss absorbed or makes a provision for its best estimate of the expected loss. The position could change over time and the estimates that the Company made, and upon which the Company have relied in calculating these provisions are inherently imprecise. There can, therefore, be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions that have been booked in the accounts. The major factors causing this uncertainty are described more fully in the Disclosures and herein.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its IP.

Matters disclosed in respect of the third quarter of 2025 and to 6 November 2025

Table 23: Patent litigation

Legal proceedings brought against AstraZeneca

Factor Bioscience patent proceedings, US Considered to be a contingent liability
∗In September 2025, Factor Bioscience Inc. (Factor) filed a complaint against AstraZeneca, and others in the U.S. District Court for the District of Delaware, alleging infringement of several Factor patents related to technology for producing gene-edited cells using synthetic messenger ribonucleic acid (mRNA) molecules encoding transcription activator-like effector nuclease (TALEN) gene-editing proteins.
∗The complaint alleges that certain drug research, design and development activities by AstraZeneca and others infringe Factor's patents.

Forxiga patent proceedings, UK Matter concluded
∗In the UK, one of AstraZeneca's patents relating to Forxiga was challenged by Generics (UK) Limited, Teva Pharmaceutical Industries Limited, and Glenmark Pharmaceuticals Europe Limited.
∗Trial regarding patent validity occurred in March 2025. In April 2025, the UK Patents Court held the patent invalid. AstraZeneca appealed the decision. In July 2025, the UK Court of Appeal dismissed AstraZeneca's appeal and upheld the lower court's invalidity decision. AstraZeneca's application for permission to appeal to the UK Supreme Court was denied.
∗In March 2025 and onward, AstraZeneca obtained injunctions against generic manufacturers' at-risk sales of dapagliflozin products in the UK. All injunctions have since been lifted.
∗This matter has concluded.

Legal proceedings brought by AstraZeneca

Lynparza patent proceedings, Canada Considered to be a contingent asset
∗In July 2025, AstraZeneca was served with a Notice of Allegation from Cipla Ltd. challenging a patent relating to Lynparza.
∗AstraZeneca commenced an action in response in August 2025. Trial is scheduled to begin in April 2027.
∗In August 2025, AstraZeneca was served with a Notice of Allegation from Natco Pharma (Canada) Inc. challenging a patent relating to Lynparza.
∗AstraZeneca commenced an action in response in October 2025. No trial date has been set.

Soliris patent proceedings, UK Considered to be a contingent asset
∗In May 2024, AstraZeneca initiated patent infringement proceedings against Amgen Ltd. and Samsung Bioepis UK Limited (Samsung) in the UK High Court of Justice alleging that their respective biosimilar eculizumab products infringe an AstraZeneca patent; on the same day, Samsung initiated a revocation action for the same patent.
∗Trial was held in March 2025. In May 2025, the UK court issued a decision finding AstraZeneca's patent invalid and not infringed.
∗In August 2025, AstraZeneca appealed.

Tagrisso patent proceedings, Russia Considered to be a contingent asset
∗In August 2023, AstraZeneca filed lawsuits in the Arbitration Court of the Moscow region (Court) against the Russian Ministry of Health (MOH) and Axelpharm LLC (Axelpharm) for improper use of AstraZeneca's information in the authorisation of a generic version of Tagrisso. The suit against the MOH was dismissed in July 2024, after two appeals. The case against Axelpharm was dismissed in September 2024, and AstraZeneca has appealed.
∗In November 2023, Axelpharm sought a compulsory licence under a patent related to Tagrisso; the action remains pending. The Axelpharm patent on which the compulsory licensing action was based was held invalid by the Russian Patent and Trademark Office (PTO) in August 2024 following a challenge by AstraZeneca. The PTO's decision was upheld in June 2025, following an appeal by Axelpharm. In August 2025, Axelpharm filed a further appeal before the Presidium of the Intellectual Property Court and that appeal will be heard in November 2025.
∗In July 2024, AstraZeneca filed a patent infringement claim against Axelpharm in relation to a generic version of Tagrisso. The action was stayed by the Court pending resolution of the compulsory licensing action.
∗In August 2024, after AstraZeneca filed a complaint, the Federal Anti-Monopoly Service of Russia (FAS) initiated a case against Axelpharm and OncoTarget LLC (OncoTarget). In November 2024, the FAS found Axelpharm to have committed unfair competition, but not OncoTarget. Axelpharm's appeal against the FAS's finding was upheld in June 2025. AstraZeneca appealed against the ruling in June 2025 and a hearing has been scheduled before the Ninth Arbitration Appellate Court in December 2025.

Table 24: Commercial litigation

Legal proceedings brought against AstraZeneca

340B Antitrust litigation, US Considered to be a contingent liability
∗In September 2021, AstraZeneca was served with a class-action antitrust complaint filed in the US District Court for the Western District of New York (District Court) by Mosaic Health alleging a conspiracy to restrict access to 340B discounts in the diabetes market through contract pharmacies.
∗In September 2022, the District Court granted AstraZeneca's motion to dismiss the complaint. In February 2024, the District Court denied Plaintiffs' request to file an amended complaint and entered an order closing the matter. In March 2024, Plaintiffs filed an appeal.
∗In August 2025, the US Court of Appeals for the Second Circuit reversed the District Court's decision.
∗AstraZeneca and the other defendants have filed a motion for reconsideration.

Seroquel XR Antitrust Litigation, US Matter concluded
∗In 2019, AstraZeneca was named in several related complaints now proceeding in US District Court in Delaware (District Court), including several putative class action lawsuits that were purportedly brought on behalf of classes of direct purchasers or end payors of Seroquel XR, that allege AstraZeneca and generic drug manufacturers violated US antitrust laws when settling patent litigation related to Seroquel XR.
∗In July 2022, the District Court dismissed claims relating to one of the generic manufacturers while allowing claims relating to the second generic manufacturer to proceed.
∗In September 2024, AstraZeneca reached a settlement agreement with one of the plaintiff classes which the court approved.
∗In May 2025, AstraZeneca resolved the matter with all remaining plaintiffs for a total payment of $97m. In September of 2025, the Court approved the class-related portion of the settlement.
∗The matter is now concluded.

Table 25: Government investigations and proceedings

Legal proceedings brought against AstraZeneca

Shenzhen Bay Customs Office, China Considered to be a contingent liability
∗In relation to the alleged unpaid importation taxes, in October 2025, AstraZeneca received a final appraisal notice, which supersedes the previously-disclosed appraisal notices, from the Shenzhen Bay Customs Office stating that the total amount of unpaid tax, inclusive of the previously-disclosed amounts, is RMB 24 million (approximately $3.5m).
∗To the best of AstraZeneca's knowledge, the importation taxes referred to in the appraisal notice relate to Enhertu, Imfinzi and Imjudo.
∗AstraZeneca has since prepaid the full amount as voluntary compensation to the State.
∗A fine of between one and five times the amount of these paid importation taxes may also be levied if AstraZeneca is found liable.

Legal proceedings brought by AstraZeneca

340B State litigation, US Considered to be a contingent asset
∗AstraZeneca has filed lawsuits against Arkansas, Colorado, Hawaii, Kansas, Louisiana, Maine, Maryland, Minnesota, Mississippi, Missouri, Nebraska, North Dakota, Oklahoma, South Dakota, Tennessee, Utah, and West Virginia challenging the constitutionality of each state's 340B statute.
∗In Arkansas, AstraZeneca moved for summary judgment in August 2025, and the Court denied the intervenor's motion to dismiss in September 2025 finding AstraZeneca's claims were distinct from the claims in the prior PhRMA litigation. Trial is scheduled for February 2026.
∗In Colorado, AstraZeneca filed a complaint in August 2025 and a motion for a preliminary injunction in October 2025.
∗In Hawaii, AstraZeneca filed a complaint in August 2025 and a motion for a preliminary injunction in September 2025.
∗In Louisiana, the Louisiana Department of Justice sent AstraZeneca a Civil Investigative Demand in September 2025 for alleged non-compliance with Louisiana's 340B Statute.
∗In Maine, AstraZeneca filed a complaint in September 2025.
∗In North Dakota, AstraZeneca filed a complaint in August 2025.
∗In Oklahoma, AstraZeneca filed a complaint and a motion for a preliminary injunction in October 2025. Later in October, the court granted AstraZeneca's motion for a preliminary injunction.
∗In South Dakota, AstraZeneca filed a complaint in August 2025.
∗In Tennessee, AstraZeneca filed a complaint in August 2025.

Inflation Reduction Act Litigation, US Considered to be a contingent asset
∗In August 2023, AstraZeneca filed a lawsuit in the US District Court for the District of Delaware (District Court) against the US Department of Health and Human Services (HHS) challenging aspects of the drug price negotiation provisions of the Inflation Reduction Act and the implementing guidance and regulations. In March 2024, the District Court granted HHS' motions and dismissed AstraZeneca's lawsuit.
∗In May 2025, the US Court of Appeals for the Third Circuit affirmed the District Court's dismissal of AstraZeneca's challenge.
∗In September 2025, AstraZeneca sought review by the US Supreme Court.

Other

Additional government inquiries

As is true for most, if not all, major prescription pharmaceutical companies, AstraZeneca is currently involved in multiple inquiries into drug marketing and pricing practices. In addition to the investigations described above, various law enforcement offices have, from time to time, requested information from the Group. There have been no material developments in those matters.

Note 6: Subsequent events

On 22 October 2025, AstraZeneca, by exercise of an option, completed the acquisition of the remaining share capital of SixPeaks Bio AG (SixPeaks), following an initial investment of $15m made in Q2 2024. $170m was paid on closing, $30m to be paid after two years and up to a further $100m is payable on achievement of regulatory milestones, which will be accrued for at its present value. These payments will be recognised in equity as SixPeaks has been consolidated as a subsidiary due to AstraZeneca's control since the initial equity investment in Q2 2024.

Note 7: Analysis of Revenue and Other operating income and expense

Table 26: Product Sales year-on-year analysis: 9M 2025

For the nine months	World			US		Emerging Markets			Europe			Established RoW
ended 30 September		Change			Change		Change			Change			Change
	$m	Act %	CER %	$m	Act %	$m	Act %	CER %	$m	Act %	CER %	$m	Act %	CER %
Tagrisso	5,352	10	10	2,222	11	1,509	11	13	1,030	8	5	591	5	5
Imfinzi	4,317	25	25	2,484	32	463	27	33	879	26	24	491	(6)	(7)
Calquence	2,551	10	10	1,702	5	164	41	48	569	16	14	116	18	20
Lynparza	2,401	8	7	1,054	10	487	2	4	667	9	7	193	3	3
Enhertu	685	73	76	-	-	476	84	90	146	59	56	63	34	38
Zoladex	852	4	6	13	17	661	6	9	112	1	(1)	66	(10)	(9)
Truqap	495	85	85	413	59	16	n/m	n/m	45	n/m	n/m	21	n/m	n/m
Imjudo	253	22	21	165	23	17	56	60	36	37	35	35	(5)	(6)
Other Oncology	322	(10)	(9)	6	(60)	215	(7)	(5)	15	(13)	(15)	86	(7)	(9)
Oncology	17,228	15	15	8,059	17	4,008	16	19	3,499	17	14	1,662	3	2
Farxiga	6,341	11	11	1,244	(3)	2,623	18	21	2,147	13	10	327	3	3
Crestor	941	5	6	36	9	808	11	12	1	(98)	(98)	96	(5)	(6)
Brilinta	665	(33)	(33)	326	(40)	203	(13)	(12)	129	(36)	(37)	7	(46)	(44)
Lokelma	517	32	31	226	25	99	47	49	91	37	34	101	30	28
Seloken	468	1	3	-	n/m	451	-	3	14	44	41	3	(5)	(2)
Roxadustat	227	(12)	(11)	-	-	227	(12)	(11)	-	-	-	-	-	-
Wainua	143	n/m	n/m	137	n/m	4	-	-	2	-	-	-	-	-
Other CVRM	418	(24)	(24)	44	(69)	208	12	13	119	(31)	(31)	47	(9)	(10)
CVRM	9,720	4	5	2,013	(9)	4,623	12	14	2,503	5	3	581	3	2
Symbicort	2,180	(1)	-	903	2	624	(4)	(3)	406	(2)	(4)	247	3	5
Fasenra	1,451	19	19	886	18	81	18	22	351	19	17	133	26	27
Breztri	906	26	26	462	26	239	20	21	136	34	31	69	31	31
Tezspire	317	89	87	-	-	24	n/m	n/m	207	98	93	86	55	55
Pulmicort	357	(31)	(30)	4	(74)	280	(34)	(33)	46	(10)	(11)	27	3	5
Saphnelo	483	48	47	421	43	10	98	99	34	97	92	18	61	58
Airsupra	115	n/m	n/m	113	n/m	2	n/m	n/m	-	-	-	-	-	-
Other R&I	211	(13)	(13)	67	-	95	(26)	(25)	44	3	1	5	(5)	(3)
R&I	6,020	11	11	2,856	18	1,355	(9)	(7)	1,224	19	17	585	18	19
Beyfortus	222	18	19	137	(8)	-	-	-	83	n/m	n/m	2	n/m	n/m
Synagis	220	(36)	(35)	(2)	9	160	(5)	(1)	37	(54)	(54)	25	(75)	(75)
FluMist	132	21	19	20	(23)	1	n/m	n/m	82	34	30	29	34	35
Other V&I	-	n/m	n/m	-	-	-	n/m	n/m	-	n/m	n/m	-	n/m	n/m
V&I	574	(16)	(15)	155	(23)	161	(4)	-	202	7	5	56	(54)	(54)
Ultomiris	3,453	22	21	1,961	20	177	92	n/m	769	18	16	546	17	16
Soliris	1,436	(30)	(28)	844	(28)	327	(11)	(2)	159	(54)	(55)	106	(35)	(34)
Strensiq	1,188	19	19	953	17	61	58	61	89	22	19	85	23	21
Koselugo	498	36	34	157	-	188	75	70	115	56	53	38	36	35
Other Rare Disease	177	18	18	83	15	37	54	57	50	6	4	7	13	12
Rare Disease	6,752	6	6	3,998	4	790	26	32	1,182	(1)	(3)	782	7	6
Nexium	626	(7)	(5)	53	(30)	476	4	6	31	(22)	(24)	66	(31)	(31)
Other	115	(26)	(25)	(4)	n/m	88	(17)	(16)	27	(23)	(22)	4	37	28
Other Medicines	741	(10)	(9)	49	(43)	564	-	2	58	(23)	(23)	70	(29)	(29)
Total Medicines	41,035	9	9	17,130	10	11,501	10	13	8,668	10	8	3,736	3	3

The table provides an analysis of year-on-year Product Sales, with Actual and CER growth rates reflecting year-on-year growth.

Table 27: Product Sales year-on-year analysis: Q3 2025

For the quarter	World			US		Emerging Markets			Europe			Established RoW
ended 30 September		Change			Change		Change			Change			Change
	$m	Act %	CER %	$m	Act %	$m	Act %	CER %	$m	Act %	CER %	$m	Act %	CER %
Tagrisso	1,864	11	10	784	10	501	12	12	372	13	7	207	11	8
Imfinzi	1,601	33	31	912	34	169	41	44	342	45	37	178	6	3
Calquence	916	13	11	612	7	61	49	45	200	19	12	43	29	30
Lynparza	837	7	5	365	5	164	6	4	242	13	7	66	7	5
Enhertu	257	73	75	-	-	184	89	94	52	50	44	21	30	32
Zoladex	285	7	6	4	21	219	6	7	40	20	13	22	(8)	(9)
Truqap	193	55	54	159	33	7	n/m	n/m	18	n/m	n/m	9	n/m	n/m
Imjudo	84	16	14	55	18	6	52	45	13	29	21	10	(13)	(16)
Other Oncology	106	(9)	(10)	2	(52)	69	(7)	(7)	5	(6)	(11)	30	(9)	(12)
Oncology	6,143	18	17	2,893	16	1,380	21	21	1,284	24	17	586	9	7
Farxiga	2,134	10	8	441	7	893	19	18	698	4	(2)	102	(4)	(5)
Crestor	305	1	(1)	12	5	262	4	3	-	n/m	n/m	31	2	(1)
Brilinta	146	(55)	(56)	55	(71)	66	-	(1)	23	(66)	(68)	2	(59)	(62)
Lokelma	189	32	30	82	25	36	42	41	35	39	31	36	37	32
Seloken	160	6	6	-	n/m	153	5	5	6	62	47	1	3	5
Roxadustat	77	(17)	(18)	-	-	77	(17)	(18)	-	-	-	-	-	-
Wainua	59	n/m	n/m	55	n/m	3	-	-	1	-	-	-	-	-
Other CVRM	144	(18)	(19)	17	(56)	69	8	8	43	(15)	(18)	15	(32)	(34)
CVRM	3,214	2	-	662	(10)	1,559	12	11	806	(2)	(8)	187	(2)	(4)
Symbicort	742	5	4	305	5	224	10	10	135	4	(2)	78	(5)	(4)
Fasenra	530	22	20	330	21	28	5	7	122	20	13	50	41	39
Breztri	323	21	20	167	17	83	22	20	49	33	25	24	24	23
Tezspire	119	75	66	-	-	8	n/m	n/m	79	82	70	32	47	43
Pulmicort	93	(33)	(35)	-	n/m	72	(34)	(36)	12	(15)	(19)	9	(6)	(6)
Saphnelo	180	45	44	156	42	4	8	5	13	83	72	7	94	83
Airsupra	45	n/m	n/m	43	n/m	2	n/m	n/m	-	-	-	-	-	-
Other R&I	53	(26)	(26)	12	(12)	24	(43)	(42)	15	15	9	2	(8)	(8)
R&I	2,085	14	12	1,013	19	445	(3)	(3)	425	23	16	202	16	15
Beyfortus	94	(30)	(29)	35	(63)	-	-	-	59	53	53	-	-	-
Synagis	58	(37)	(40)	(1)	n/m	39	6	4	11	(14)	(24)	9	(80)	(80)
FluMist	122	21	20	20	(12)	1	n/m	n/m	82	46	42	19	(12)	(11)
Other V&I	-	n/m	n/m	-	n/m	-	-	-	-	n/m	n/m	-	-	-
V&I	274	(23)	(24)	54	(63)	40	7	7	152	41	37	28	(57)	(57)
Ultomiris	1,225	19	17	690	16	64	n/m	n/m	271	14	8	200	18	15
Soliris	462	(24)	(24)	276	(24)	102	(8)	(5)	47	(46)	(49)	37	(24)	(24)
Strensiq	441	29	28	369	29	11	45	38	32	26	18	29	21	17
Koselugo	224	88	79	51	(7)	113	n/m	n/m	44	53	44	16	55	52
Other Rare Disease	64	31	26	29	14	17	n/m	n/m	16	(5)	(10)	2	20	16
Rare Disease	2,416	12	11	1,415	7	307	76	73	410	4	(2)	284	12	9
Nexium	200	(5)	(5)	16	(45)	143	2	3	14	1	(3)	27	(4)	(6)
Other	33	(39)	(38)	(7)	n/m	29	(26)	(26)	9	7	13	2	n/m	n/m
Other Medicines	233	(12)	(12)	9	(73)	172	(4)	(3)	23	4	3	29	-	(4)
Total Medicines	14,365	11	9	6,046	8	3,903	15	15	3,100	14	7	1,316	5	3

The table provides an analysis of year-on-year Product Sales, with Actual and CER growth rates reflecting year-on-year growth.

Table 28: Alliance Revenue: 9M 2025

For the nine months ended 30 September	2025 $m	2024 $m
Enhertu	1,291	1,045
Tezspire	453	303
Beyfortus	252	75
Datroway	38	-
Other Alliance Revenue	74	75
Total	2,108	1,498

Table 29: Collaboration Revenue: 9M 2025

For the nine months ended 30 September	2025 $m	2024 $m
Farxiga: sales milestones	81	52
Beyfortus: sales milestones	-	56
Other Collaboration Revenue	12	-
Total	93	108

Table 30: Other operating income and expense: 9M 2025

For the nine months ended 30 September	2025 $m	2024 $m
Total	281	152

Other shareholder information

Financial calendar

Announcement of FY and Q4 2025 results: 10 February 2026

Dividend payment dates

Dividends are normally paid as follows:

First interim:         Announced with the half year results and paid in September

Second interim:   Announced with the full year results and paid in March

Contact details

For Investor Relations contacts, click here. For Media contacts, click here.

Addresses for correspondence

Registered office	Registrar andtransfer office*	Swedish Central Securities Depository	US depositary
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UK	UK	Sweden	US
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	+44 (0) 121 415 7033		+1 (651) 453 2128

* A change of registrar will take effect on Monday, 17th November 2025. Computershare Investor Services PLC will be appointed as the new registrar, replacing Equiniti Limited. Shareholders can contact Computershare by phone on 0370 707 1682 (from inside the UK) or +44 (0) 370 707 1682 (from outside the UK) between 8:30 a.m. to 5:30 p.m. (GMT), Monday to Friday (excluding public holidays in England and Wales) alternatively, via email web.queries@computershare.co.uk .

Trademarks

Trademarks of the AstraZeneca group of companies appear throughout this document in italics. Medical publications also appear throughout the document in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trademarks of the AstraZeneca group of companies. Trademarks of companies other than AstraZeneca that appear in this document include: Beyfortus, a trademark of Sanofi Pasteur Inc.; Enhertu and Datroway, trademarks of Daiichi Sankyo; Seloken, owned by AstraZeneca or Taiyo Pharma Co., Ltd (depending on geography); Synagis, owned by AstraZeneca or Sobi aka Swedish Orphan Biovitrum AB (publ). (depending on geography); and Tezspire, a trademark of Amgen, Inc.

Information on or accessible through AstraZeneca's websites, including astrazeneca.com, does not form part of and is not incorporated into this announcement.

AstraZeneca

AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Disease, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Social Media @AstraZeneca.

Cautionary statements regarding forward-looking statements

In order, among other things, to utilise the 'safe harbour' provisions of the US Private Securities Litigation Reform Act of 1995, AstraZeneca (hereafter 'the Group') provides the following cautionary statement:

This document contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group, including, among other things, statements about expected revenues, margins, earnings per share or other financial or other measures. Although the Group believes its expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of this document and the Group undertakes no obligation to update these forward-looking statements. The Group identifies the forward-looking statements by using the words 'anticipates', 'believes', 'expects', 'intends' and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond the Group's control, include, among other things:

-  the risk of failure or delay in delivery of pipeline or launch of new medicines;

-  the risk of failure to meet regulatory or ethical requirements for medicine development or approval;

-  the risk of failures or delays in the quality or execution of the Group's commercial strategies;

-  the risk of pricing, affordability, access and competitive pressures;

-  the risk of failure to maintain supply of compliant, quality medicines;

-  the risk of illegal trade in the Group's medicines;

-  the impact of reliance on third-party goods and services;

-  the risk of failure in information technology or cybersecurity;

-  the risk of failure of critical processes;

-  the risk of failure to collect and manage data and artificial intelligence in line with legal and regulatory requirements and strategic objectives;

-  the risk of failure to attract, develop, engage and retain a diverse, talented and capable workforce;

-  the risk of failure to meet our sustainability targets, regulatory requirements and stakeholder expectations with respect to the environment;

-  the risk of the safety and efficacy of marketed medicines being questioned;

-  the risk of adverse outcome of litigation and/or governmental investigations;

-  intellectual property risks related to the Group's products;

-  the risk of failure to achieve strategic plans or meet targets or expectations;

-  the risk of geopolitical and/or macroeconomic volatility disrupting the operation of our global business;

-  the risk of failure in internal control, financial reporting or the occurrence of fraud; and

-  the risk of unexpected deterioration in the Group's financial position.

Glossary

1L, 2L, etc                        first line, second line, etc
aHUS                               Atypical haemolytic uraemic syndrome
BCG                                 Bacillus Calmette-Guérin therapy
BRCA / m                        Breast cancer gene / mutation
BTC                                  Biliary tract cancer
BTKi                                 Bruton tyrosine kinase inhibitor
CER                                  Constant exchange rates
CHMP                              Committee for Medicinal Products for Human Use (EU)
CI                                     Confidence interval
CKD                                  Chronic kidney disease
CLL                                   Chronic lymphocytic leukaemia
CN                                    China
COPD                               Chronic obstructive pulmonary disease
CRSwNP                          Chronic rhinosinusitis with nasal polyps
CTx                                   Chemotherapy
CVRM                              Cardiovascular, Renal and Metabolism
EBITDA                            Earnings before interest, tax, depreciation and amortisation
EGFR / m                        Epidermal growth factor receptor gene / mutation
EGPA                               Eosinophilic granulomatosis with polyangiitis
EPS                                  Earnings per share
ESC                                  European Society of Cardiology
ESMO                              European Society for Medical Oncology
EVH                                 Extravascular haemolysis
FDC                                  Fixed dose combination
FLOT                                Fluorouracil, oxaliplatin and docetaxel
GEJ                                  Gastro oesophageal junction
GI                                     Gastrointestinal
GLP-1                               glucagon-like peptide-1 receptor
gMG                                Generalised myasthenia gravis
HCC                                  Hepatocellular carcinoma
HER2 / +/- /low /m        Human epidermal growth factor receptor 2 gene / positive / negative / low expression / gene mutant
HES                                  Hyper-eosinophilic syndrome
HF/ pEF / rEF                  Heart failure / with preserved ejection fraction / with reduced ejection fraction
HR / + / -                         Hormone receptor / positive / negative
IASLC                               International Association for the Study of Lung Cancer
ICS                                   Inhaled corticosteroid
IHC                                   Immunohistochemistry
IL-5                                  Interleukin-5
IO                                     Immuno-oncology
ISH                                   In situ hybridization
JP                                     Japan
LABA                                Long-acting beta-agonist
LAMA                               Long-acting muscarinic-agonist
mBC                                 Metastatic breast cancer
MCL                                 Mantle cell lymphoma
mCRPC                             Metastatic castration-resistant prostate cancer
MEK                                 An enzyme that drives NF1-PN disease
MG-ADL                           Myasthenia Gravis Activities of Daily Living
n/m                                 Growth rate not meaningful
NF1-PN                            Neurofibromatosis type 1 plexiform neurofibromas
NMOSD                           Neuromyelitis optica spectrum disorder
NRDL                               National reimbursement drug list
NSCLC                              Non-small cell lung cancer
OS                                    Overall survival
PARP                                Poly ADP ribose polymerase
pCR                                  Pathologic complete response
PCSK9                              Proprotein convertase subtilisin/kexin type 9
pMMR                             proficient mismatch repair
PNH                                 Paroxysmal nocturnal haemoglobinuria
PTEN                                Phosphatase and tensin homologue gene
QMG                                Quantitative Myasthenia Gravis
ROW                                Rest of world
SBP                                  systolic blood pressure
sBRCAm                          Somatic breast cancer gene mutation
SGLT2                              Sodium-glucose cotransporter 2
SLE                                   Systemic lupus erythematosus
T-DM1                             Ado-trastuzumab emtansine
THP                                  A treatment regimen: docetaxel, trastuzumab and pertuzumab
TNBC                               Triple negative breast cancer
WCLC                               World Conference on Lung Cancer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 06 November 2025

By: /s/ Matthew Bowden
Name: Matthew Bowden
Title: Company Secretary